

ADVENTURE MICE
THE GHOSTLY GALLEON
REEVE & McINTYRE
Kane Miller EDC PUBLISHING
SHEEP GOES TO THE FARMERS MARKET
TREACLE STREET
TOOT, TOOT, HETTIE!
KATE HINDLEY
TREACLE STREET
WATER WONDERS VEHICLES
WATER WONDERS FAIRY TALES
LIFESIZE OCEAN ANIMALS
BARR-GREEN • MARTIN
GINA KAMINSKI
COELHO • LUMBERS

Annual Report 2026

Educational Development Corporation

Dear Shareholders,

At Educational Development Corporation, our work has always been about more than books, products, or quarterly performance. We believe education is a catalyst for wonderment, kindness, and connection, and that belief continues to guide every decision we make. Through our people, our purpose, and our products, we are committed to creating the story of tomorrow by helping children discover curiosity, confidence, and a lifelong love of learning. Even in a challenging environment, our mission remains constant and continues to serve as both our foundation and our motivation for the future.

This past year presented continued challenges, reflecting broader trends across the publishing industry. While the results were not where we want them to be, we made meaningful progress on several fronts that position our company for greater stability and future growth.

The most significant milestone of the year was the successful completion of the sale-leaseback of our headquarters. This transaction allowed us to fully eliminate our debt, strengthening our balance sheet and providing a level of financial flexibility we have not had in many years. Entering the coming year debt-free fundamentally changes our strategic options and reduces risk as we navigate a still-uncertain market.

In parallel, we continued the process of establishing a new banking relationship and are now into what has been a smooth and successful transition. This partnership better aligns not only with our current needs, but also with our goals for the future, supporting the disciplined approach we are taking toward capital management.

Operationally, we have begun implementing Phase I of our strategic turnaround plan. This initial phase focuses on a measured and conservative investment in new titles, alongside reprints of proven bestsellers. Early feedback from our sales force has been encouraging. Their positive reception reinforces our belief that a more intentional, solution-driven publishing strategy will resonate in the market and support improved performance over time.

Another important component of our strategic turnaround plan is growing our Brand Partner base. This remains one of the most significant opportunities for long-term success. It does require us to adapt to changing consumer expectations and behaviors. Like many companies in the direct selling industry, we recognize that connecting with the Gen Z demographic has been a challenge across the sector. This generation approaches both business opportunities and purchasing decisions differently than prior generations, and we are committed to evolving alongside them. Our approach is multi-pronged and will enable us to deliver the type of experience younger consumers are seeking from the companies they choose to engage with. That includes positioning PaperPie as a trusted source of solutions for modern parenting challenges, while also making it easier and more intuitive to do business with us through continued improvements to the overall user experience.

As such, we have continued to invest in technology to better support our independent sales force. During the year, we launched a revamped fundraising program, Gathered Goods, with its' own online platform for start to finish fundraising management. This new offering is designed to simplify the customer experience and expand opportunities for our sellers. In addition, we implemented the first phase of our account credits initiative. This capability gives us greater flexibility in how we reward, incentivize, and support our customers and our Brand Partners with product-based programs. These program changes and site updates are important steps in our strategy to continue to reduce friction in the selling process.

At the same time, we maintained a strong emphasis on cost discipline. Within our distribution operations, we continued to consolidate activities and streamline processes, resulting in meaningful expense reductions. These efforts are critical as we align our cost structure with current demand levels while preserving our ability to scale efficiently as sales increase.

We recognize that children's books are often a discretionary purchase, and our core customers continue to feel pressure from broader economic factors. That reality makes our path forward more challenging, but it also underscores the importance of the actions we are taking. A stronger balance sheet, a more focused product strategy, improved tools for our sales force, and continued cost control are all essential components of returning to sustainable growth.

I remain confident in the strength, resilience, and dedication of our employees, leadership team, retail sales reps, and independent sales force. Their commitment to both our customers and our mission continues to be a defining strength of this company.

While the publishing and direct selling landscapes continue to evolve, our purpose remains clear. We are not simply building a stronger company; we are building a company that continues to make a meaningful difference in the lives of children, families, educators, and communities. I remain deeply confident in the resilience, creativity, and commitment of our employees, Brand Partners, and leadership team. Together, we will continue advancing our mission of creating the story of tomorrow through people, purpose, and products, while inspiring the next generation through the powerful intersection of education and play.

Thank you for your continued support and trust.

Sincerely,

Craig White

Craig White
Chief Executive Officer
Educational Development Corporation


Polly and Buster
The Wayward Witch & the Feelings Monster
Sally Rippin
Trains Sound Book
Usborne
Once I Caught a Fish Alive...
Kane Miller
Woodland Learn to Lace
Kane Miller
Usborne Fingertrail abc
Monsieur Roscoe
In the City
Jim Field
Kane Miller
Usborne Lift-the-Flap Biology
Alice James & Mar Hernandez
Bear Grylls Adventures
The Jungle Challenge

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission file number: 000-04957

EDUCATIONAL DEVELOPMENT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**73-0750007**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5402 South 122nd East Avenue, Tulsa, Oklahoma	**74146**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(918) 622-4522**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.20 par value	**EDUC**	**NASDAQ**
(Title of class)	(Trading symbol)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The aggregate market value of the outstanding shares of common stock held by non-affiliates of the registrant at the price at which the common stock was last sold on August 31, 2025 on the NASDAQ Stock Market, LLC was $9,597,100.

As of May 14, 2026 there were 8,511,364 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for fiscal year 2026 relating to our Annual Meeting of Shareholders to be held on July 8, 2026, are incorporated by reference into Part III of this Report on Form 10-K.

TABLE OF CONTENTS

		Page
FORWARD-LOOKING STATEMENTS		1

PART I

Item 1.	Business	2
Item 1A.	Risk Factors	3
Item 1B.	Unresolved Staff Comments	3
Item 1C.	Cybersecurity	3
Item 2.	Properties	4
Item 3.	Legal Proceedings	5
Item 4.	Mine Safety Disclosures	5

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	6
Item 6.	[Reserved]	6
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	6
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	15
Item 8.	Financial Statements and Supplementary Data	15
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	15
Item 9A.	Controls and Procedures	15
Item 9B.	Other Information	16
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	16

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	17
Item 11.	Executive Compensation	17
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	17
Item 13.	Certain Relationships and Related Transactions, and Director Independence	17
Item 14.	Principal Accounting Fees and Services	17

PART IV

Item 15.	Exhibits and Financial Statement Schedules	18
Item 16.	Form 10-K Summary	20

[THIS PAGE INTENTIONALLY LEFT BLANK.]

PART I

FORWARD-LOOKING STATEMENTS

CAUTIONARY REMARKS REGARDING FORWARD LOOKING STATEMENTS

The information discussed in this Annual Report on Form 10-K includes "forward-looking statements." These forward-looking statements are identified by their use of terms and phrases such as "may," "expect," "estimate," "project," "plan," "believe," "intend," "achievable," "anticipate," "continue," "potential," "should," "could," and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties and we can give no assurance that such expectations or assumptions will be achieved. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to,

- *our success in recruiting and retaining new brand partners,*

- *our ability to locate and procure desired books,*

- *product and supplier concentrations,*

- *our relationship with our primary supplier and the related distribution requirements and contractual limitations,*

- *adverse publicity associated with our Company or the industry,*

- *our ability to ship timely,*

- *changes to our primary sales channels, including social media and party plan platforms,*

- *changing consumer preferences and demands,*

- *cybersecurity threats and incidents,*

- *changes in macroeconomic conditions in international trade including potential future tariffs,*

- *legal matters,*

- *reliance on information technology infrastructure,*

- *our ability to obtain adequate financing for working capital and capital expenditures,*

- *economic and competitive conditions, regulatory changes and other uncertainties, as well as*

- *those factors discussed below and elsewhere in this Annual Report on Form 10-K, all of which are difficult to predict.*

In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere in this Annual Report on Form 10-K and speak only as of the date of this Annual Report on Form 10-K. Other than as required under the securities laws, we do not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise. As used in this Annual Report on Form 10-K, the terms "the Company," "EDC," "we," "our" or "us" mean Educational Development Corporation, a Delaware corporation, unless the context indicates otherwise.

Item 1.   BUSINESS

(a) General Description of Business

We are the owner and exclusive publisher of Kane Miller children's books; Learning Wrap-Ups, maker of educational manipulatives; and SmartLab Toys, maker of STEAM-based toys and games. We are also the exclusive United States Multi-Level Marketing ("MLM") distributor of Usborne Publishing Limited ("Usborne") children's books. We are a corporation incorporated under the laws of the State of Delaware on August 23, 1965. Our fiscal year ends on February 28 (29).

Our Company vision statement reflects "We believe that education is the catalyst for wonderment, kindness, and connection. Our vision is to empower the world by sparking a child's natural curiosity and lifelong love of learning through products and experiences that meet at the intersection of education and play."

Our Company mission statement reflects "We are creating the story of tomorrow through people, products, and purpose."

(b) Financial Information about Our Segments

We sell children's books, educational toys and games and other related products (collectively referred to as "products" or "books") through two business segments described below, which we refer to as "divisions" or "sales channels:"

- Direct Sales Division ("PaperPie") — This division sells our books and products through independent sales representatives ("Brand Partners") direct to the customer. Our Brand Partners sell our products in various ways, including hosting home parties, through social media collaboration platforms on the internet, hosting book fairs with schools and public libraries and through other events. This division had approximately 4,300 active Brand Partners as of February 28, 2026.

- Publishing Division ("EDC Publishing" or "Publishing") — This is our trade division which markets our Kane Miller, SmartLab Toys, and Learning Wrap-Ups products through commissioned trade representatives who call on retail book, toy and specialty stores along with other retail outlets. This division also has in-house representatives marketing by telephone and email to other customers and potential customers. This division markets to approximately 4,000 retail outlets. In addition to exhibiting at national trade and regional bookselling shows, our products are featured in agency showrooms in AmericasMart Atlanta, Dallas Market Center, and Minneapolis Mart. In accordance with our distribution agreement with Usborne Publishing, the Company does not have the rights to distribute Usborne's products to retail customers.

Percent of Net Revenues by Division

	FY 2026	FY 2025
PaperPie	84%	87%
Publishing	16%	13%
Total net revenues	100%	100%

Additional financial information relating to the Company's reportable segments is included in Note 16, "Business Segments", of the Notes to Financial Statements in Item 15, "Exhibits and Financial Statement Schedules," which is included herein.

(c) Narrative Description of Business

Products

EDC's current catalog contains approximately 2,000 titles, with new additions added periodically across all lines of our products. Additionally, a similar number of titles that do not have sufficient sales are identified as "out of print" and these titles are no longer re-printed or included in future catalogs. The Company sells the remaining quantities of these out-of-print titles through their normal sales channels at normal pricing and has not historically participated in the publishing industry's "remainder" market. Many of our products are interactive in nature, including our touchy-feely board books, activity books and flashcards, adventure and search books, art books, sticker books, foreign language books, learning manipulatives and toys. We also have a broad line of 'internet-linked' books which allow readers to expand their educational experience by referring them to relevant non-Company websites. Our books also include science and math titles, as well as chapter books and novels. Many of our Kane Miller books were originally published in other countries, in their native languages, and we translate them to common American English and have exclusive rights to publish the titles in the United States. Certain Kane Miller agreements include North American rights, and these titles are also sold into Canada. Our SmartLab Toys and Learning Wrap-Ups imprints are product lines that are sold domestically and internationally, including the sale of foreign distribution rights to specific customers.

Seasonality

Sales for both divisions are greatest during the fall due to the holiday season. Additionally, there is a seasonal increase in spring associated with our annual PaperPie day as well as the Easter holiday season.

Competition

While we have the exclusive rights to sell Kane Miller books, Learning Wrap-Ups, and SmartLab Toys and are the exclusive United States Multi-Level Marketing ("MLM") distributor of Usborne books, we face competition from other publishers selling on the internet and directly to our customer base. Our PaperPie division competes in recruiting and retaining Brand Partners, who continuously receive opportunities to work for other direct selling companies, as well as other non-traditional employment opportunities, especially in the gig marketplace that provides multiple opportunities for part-time supplemental income. We also compete with other publishers in the school and library book-fair market, of which Scholastic Corporation is the largest.

Our Publishing division faces competition from U.S. and international publishing companies that sell online and through the same retail bookstores, toy stores, and gift and novelty stores that offer a variety of non-book products.

Employees

As of February 28, 2026, 64 full-time employees worked at our Tulsa, OK, San Diego, CA, and Ogden, UT facilities. Of these employees, approximately 41% work in our distribution warehouse in Tulsa, OK.

Company Reports

Pursuant to Section 13 or 15 of the Exchange Act, as soon as reasonably practicable after filing electronically or otherwise furnishing it to the Securities and Exchange Commission ("SEC"), we make available, free of charge, on our website (*www.edcpub.com*) copies of our Annual Reports, Quarterly Reports and Definitive Proxy Statements. Our website also includes an internet link to the federal SEC website that contains additional public reports, including Current Reports on Form 8-K, amendments to those reports filed or furnished to the SEC and reports of holdings of our securities filed by our officers and directors under Section 16 of the Exchange Act. These reports can also be provided electronically, free of charge, upon request.

Item 1A.   <u>RISK FACTORS</u>

We are a smaller reporting company and are not required to provide this information.

Item 1B.   <u>UNRESOLVED STAFF COMMENTS</u>

None

Item 1C.   <u>CYBERSECURITY</u>

The Company has developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. We designed and assessed our cybersecurity risk based on the Payment Card Industry Data Security Standard (PCI DSS). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use these frameworks as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares common methodologies, reporting channels, and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas. Our cybersecurity risk management program includes:

- Risk assessments that are designed to help identify material cybersecurity risks to our critical systems and information.

- A security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents.

- The use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls.

- Cybersecurity awareness training of our employees, including our incident response personnel.

- A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected the Company, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated oversight of cybersecurity and other information technology risks to the Company's Chief Executive Officer and Chief Financial Officer, who oversee management's implementation of our cybersecurity risk management program and incident response plans.

Our management team and incident response team have overall responsibility for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants that conduct vulnerability scans on a quarterly basis per PCI DSS standards. While cyber-attacks are common threats to all businesses, the Company did not experience a material cyber security incident in either fiscal year 2026 or 2025.

Our management team is informed about and monitors the prevention, detection, mitigation, and remediation of key cybersecurity risks and incidents through various means. This may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public, or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the information technology environment.

Item 2.   PROPERTIES

Our headquarters office and distribution warehouse are located at 5402 South 122nd East Ave, Tulsa, Oklahoma. The Company leases approximately 109,700 square feet of office and warehouse space in a 402,000 square foot complex ("Hilti Complex"), which the Company owned until October 27, 2025. Substantially all customer orders are fulfilled from our 85,000 square foot warehouse, in Tulsa, Oklahoma, using multiple flow-rack systems, referred to as "lines," to expedite order completion, packaging, and shipment.

During the third quarter of fiscal 2024, the Company listed for sale/leaseback our headquarters office and warehouse property. The listing of the property for sale resulted in a reclassification of the owned property as "Assets Held for Sale" in the Company's financial statements.

On October 27, 2025, the Company completed the sale of the Hilti Complex to 10Mark 10K Industrial, LLC. The agreed upon sale price of the Hilti Complex per the executed Contract totaled $32,200,000. The net proceeds, less the carrying value of the assets held for sale, resulted in a gain on sale of $12,243,700. Following the sale of the Hilti Complex, 17 acres of excess land with a cost basis of $850,000, was reclassified from Assets held for Sale to land as it no longer listed for sale. The proceeds from the sale were utilized to pay off the Term Loans and Revolving Loan outstanding in the Credit Agreement with the Company's Bank. At closing, EDC assigned the existing third-party tenant leases to the Buyer and executed a separate Triple-Net Lease (the "Lease") for its occupied space in the Hilti Complex.

In addition, we also lease additional warehouse space in Tulsa, Oklahoma and Joplin, Missouri as needed for overflow inventory, an office space in San Diego, California that is used by our Kane Miller employees and office space in Ogden, Utah for our Learning Wrap-Ups employees. We believe that our operating facilities meet both present and future capacity needs.

Item 3.   LEGAL PROCEEDINGS

We are not a party to any material pending legal proceedings.

Item 4.   MINE SAFETY DISCLOSURES

None

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of EDC is traded on NASDAQ (symbol "EDUC"). The number of shareholders of record of EDC's common stock as of May 14, 2026, was 435.

For information regarding our compensation plans see Note 13 of the notes to the financial statements and our definitive Proxy Statement to be filed in connection with the Annual Meeting of Shareholders to be held on July 8, 2026, as outlined in Part III, Item 12 in this Annual Report.

Issuer Purchases of Equity Securities

Period	Total # of Shares Purchased	Average Price Paid per Share	Total # of Shares Purchased as Part of Publicly Announced Plan(1)	Maximum # of Shares that may be Repurchased under the Plan(1)
December 1 – 31, 2025	—	$ —	—	288,156
January 1 – 31, 2026	—	—	—	288,156
February 1 – 28, 2026	—	—	—	288,156
Total	—	$ —	—	

(1) On February 4, 2019, the Board of Directors approved a new stock repurchase plan, replacing the former 2008 stock repurchase plan. The maximum number of shares which may be purchased under the new plan is 800,000. This plan has no expiration date.

Item 6. [RESERVED]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations contain a discussion of our business, including a general overview of our segments, our results of operations, our liquidity and capital resources, and our quantitative and qualitative disclosures about market risk.

The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of our control. Our actual results could differ materially from those discussed in these forward-looking statements. See "Cautionary Remarks Regarding Forward Looking Statements" in the front of this Annual Report on Form 10-K.

Management Summary

We are the owner and exclusive publisher of Kane Miller children's books; Learning Wrap-Ups, maker of educational manipulatives; and SmartLab Toys, maker of STEAM-based toys and games. We are also the exclusive United States Multi-Level Marketing ("MLM") distributor of Usborne Publishing Limited ("Usborne") children's books. Significant portions of our product offering and inventory are concentrated with Usborne. Our distribution agreement with Usborne includes annual minimum purchase volumes along with specific payment terms, which, if not met or if payments are not received in a timely manner, offer Usborne the right to terminate the agreement. During fiscal 2025 and fiscal 2026, the Company did not meet the minimum purchase volumes. No notification of non-compliance or termination has been received from Usborne. Should termination of the agreement occur, the Company will be allowed, at a minimum, to sell through our remaining Usborne inventory over a period of twelve months following the termination date.

We sell our products through two separate divisions, PaperPie and Publishing. These two divisions each have their own customer base. The PaperPie division markets our complete line of products through a network of independent Brand Partners using a combination of home shows, internet party events, and book fairs. The Publishing division markets Kane Miller, Learning Wrap-Ups, and SmartLab Toys on a wholesale basis to various retail accounts. All other supporting administrative activities are recognized as other expenses outside of our two divisions. Other expenses consist primarily of compensation for our office, warehouse, and sales support staff as well as the cost of operating and maintaining our corporate offices, warehouses and distribution facility.

PaperPie Division

Our PaperPie division uses a multi-level direct selling organizational structure to market our products using independent sales representatives ("Brand Partners") located throughout the United States. The customer base of PaperPie consists of individual purchasers, as well as schools and public libraries. Revenues are primarily generated through book showings in individual homes, on social media collaboration platforms, through book fairs with school and public libraries, and other in-person events.

An important factor in the growth of the PaperPie division is the addition of new Brand Partners and the retention of existing Brand Partners. Active Brand Partners (defined as those with sales during the past six months) are primarily responsible for recruiting new Brand Partners. PaperPie entices new recruits by providing joining incentives to new Brand Partners, including discounted products and cash bonus awards based on exceeding certain sales criteria. In addition, our PaperPie division provides our Brand Partners with an extensive operational handbook, valuable training, and an individual website they can customize and use to generate sales. The Company also provides a "back-office" operations platform that allows Brand Partners to track their individual and team business results.

<u>Brand Partners</u>

	FY 2026	FY 2025
New Brand Partners Added During Fiscal Year	2,700	7,800
Active Brand Partners at End of Fiscal Year	4,300	7,800

Our PaperPie division's multi-level marketing organizational structure currently has eight levels of sales representatives, collectively known as Brand Partners:

- Brand Partners

- Team Leaders

- Advanced Leaders

- Senior Leaders

- Executive Leaders

- Senior Executive Leaders

- Directors

- Senior Directors

Upon signing up, sales representatives begin as "Brand Partners." Brand Partners receive "weekly commissions" from each sale they make; the commission rate they receive on each sale is determined by the "order type" assigned to the sale. In addition, Brand Partners receive a monthly sales bonus once their total sales reach an established monthly goal, as well as other awards (called "Level Perks") for meeting other individual sales and recruiting goals for the month. Brand Partners who recruit a specified number of other Brand Partners into their downline become "Team Leaders." These downline recruits are known as their "Central Group." Upon reaching this Team Leader level, Brand Partners become eligible to receive "monthly override payments" which are calculated on sales made by their Central Group and downlines up to two levels below their Central Group. Team Leaders that recruit and promote other Team Leaders and meet other established criteria are eligible to become "Advanced Leaders."

Once Advanced Leaders promote a second level Brand Partner, add additional recruits, and meet other established criteria, they become "Senior Leaders," "Executive Leaders," "Senior Executive Leaders," "Directors" or "Senior Directors." One-time cash bonus payments are awarded at each promotion level above Brand Partner with increasing award amounts at each promotion level. Executive Leaders and higher receive an additional monthly override payment based upon the sales of their executive group. Directors and higher receive an additional bonus payment if they promote a Team Leader from their Central Group. The maximum override payment a leader can receive is calculated on the sales of their Central Group and three levels below.

During fiscal year 2026, internet sales continued to be the largest sales channel within our PaperPie division. The use of social media and party plan platforms, such as those available on Facebook, continue to be popular sales tools. These platforms allow Brand Partners to "present" and customers to "attend" online purchasing events from any geographical location.

Customers' internet orders are primarily received via the Brand Partner's customized website, which is hosted by the Company. Brand Partners contact hosts or hostesses (collectively "hostess") who then provide a list of contacts to invite to an online party. During the online party, the Brand Partner answers attendees' questions and provides product recommendations. These attendees then select desired products and place orders via the Brand Partner's customized website. Internet orders are processed through a standard online "shopping cart checkout" and the Brand Partner receives sales credit and commission on the transaction. All internet orders are shipped directly to the end customer. The hostess earns discounted products based on the total sales from the attendees at the online party. Brand Partners use the list of contacts provided by the hostess as additional contacts for future hostess and recruiting opportunities.

In-person parties also occur when Brand Partners contact hostesses to hold book shows in their homes. The Brand Partner assists the hostess in setting up the details for the show, makes a presentation at the show, and takes orders for the products. The hostess earns discounted products based on the total sales at the party, including internet orders for those customers who can only attend via online access. These orders are typically shipped to the hostess, who then distributes the products to the end customer. Customer specials are also available when customers, or their party, order above a specified amount. As with online parties, home shows often provide an excellent opportunity to recruit new Brand Partners.

PaperPie net revenues also include sales to schools and libraries through PaperPie Learning. PaperPie Learning is a separate program for eligible Brand Partners which requires certain qualifications and the completion of additional training requirements. The PaperPie Learning program includes book fairs which are held within an organization as the sponsor. The Brand Partner provides promotional materials to introduce our products to parents, who then turn in their orders at a designated time. The book fair program generates discounted products for the sponsoring organization.

PaperPie also generates revenues through various fundraiser programs directed toward schools and community organizations. *Reach for the Stars* is a pledge-based reading incentive program that provides cash and products to the sponsoring organization, and products for the participating children. An additional fundraising program, *Gathered Goods (2026)*, which replaced *Cards for a Cause (2025)* offers Brand Partners the opportunity to help members of the community by sharing proceeds from the sale of specific items. Organizations do this by selling a variety package of educational items and donating a portion of the proceeds to help support their related causes.

Publishing Division

Our Publishing division operates in a market that is highly fragmented, with many types of retail companies engaged in selling children's books and toys. The Publishing division's customer base includes national book chains, regional and local bookstores, toy and gift stores, school supply stores, and museums. To reach these markets, the Publishing division utilizes a combination of commissioned sales representatives, as well as an in-house sales group located at our headquarters.

The table below shows the percentage of net revenues from our Publishing division based on market type:

Publishing Division Net Revenues by Market Type

	FY 2026	FY 2025
National chain bookstores.	11%	11%
All other	89%	89%
Total net revenues	100%	100%

Publishing uses a variety of methods to attract potential new customers and maintain current customers. Our employees attend many of the national trade shows held by the book and toy selling industry each year, allowing us to contact potential buyers who may be unfamiliar with our products. Our marketing strategy targets toy and specialty stores, in addition to bookstores and museum gift shops, through print media advertising in trade publications. In some instances, our products are featured in promotions and catalogs by participation in co-ops with national chain retailers.

Publishing's sales representatives actively target the smaller independent bookstore and gift shop customers. This market has seen continued growth due to a resurgence in the opening of local bookstores, toy stores, and specialty stores across the U.S., coupled with the efforts of both our in-house and outside sales representatives to increase sales to local and independent businesses. References to our online Publishing catalog are mailed out to approximately 3,500 customers and potential customers on a yearly basis. See Publishing Operating Results for discussion of our updated distribution agreement with Usborne.

Result of Operations

The following table shows our statements of operations data:

	Twelve Months Ended February 28,	
	2026	2025
Product revenues, net of discounts and allowances	$ 21,814,500	$ 32,547,700
Transportation revenue	1,099,100	1,643,300
Net revenues	22,913,600	34,191,000
Cost of goods sold.	9,309,300	13,163,300
Gross margin.	13,604,300	21,027,700
Operating expenses		
Operating and selling	3,462,400	5,751,600
Sales commissions	6,399,200	10,096,600
General and administrative	10,928,100	11,955,100
Total operating expenses.	20,789,700	27,803,300
Interest expense.	1,478,900	2,188,400
Other income.	(14,011,100)	(2,109,000)
Earnings (loss) before income taxes	5,346,800	(6,855,000)
Income tax expense (benefit)	3,021,600	(1,591,400)
Net earnings (loss)	$ 2,325,200	$ (5,263,600)

See the detailed discussion of net revenues, gross margin and operating expenses by reportable segment below:

Non-Segment Operating Results

Total operating expenses not associated with a reporting segment were $8.9 million for the fiscal year ended February 28, 2026, compared to $9.9 million for the same period a year ago. Operating expenses decreased primarily because of a $0.6 million decrease in labor expense within our warehouse operations due to lower number of orders, a decrease of $0.3 million in depreciation due to Lines 1, 2 & 3 moved to 'Assets Held for Sale" in Fiscal 25, as well as a $0.1 million in other various operating expenses.

Interest expense decreased $0.7 million, to $1.5 million for fiscal year ended February 28, 2026, compared to $2.2 million reported for fiscal year ended February 28, 2025 due to the Company selling the Hilti Complex at the end of October 2025 and paying in full all outstanding indebtedness and terminating all commitments and obligations under its Credit Agreement dated August 9, 2022 between the Company and its Lender.

Other income increased $11.9 million, to $14.0 million for fiscal year ended February 28, 2026, compared to $2.1 million reported for fiscal year ended February 28, 2025, resulting from the gain of $12.4 million from the sale of the Hilti Complex, offset by a $0.5 million decrease in rental income from existing tenant leases that were assigned to the buyer with the sale of the Hilti Complex.

Income taxes increased $4.6 million, to a tax expense of $3.0 million for the fiscal year ended February 28, 2026, from a tax benefit of $1.6 million for the same period a year ago, resulting primarily from an increase in other income as result of the sale of the Hilti Complex and a valuation allowance adjustment of $1.5 million in the fourth quarter of fiscal 2026 offsetting the Company's net deferred tax asset position. This increase was primarily related to the increase in taxable income for the current fiscal year compared to the prior fiscal year. The effective tax rate increased by 33.3%, to 56.5% for fiscal year ending February 28, 2026, as compared to 23.2% for fiscal year ended February 28, 2025, primarily due to the valuation adjustment, the sales mix fluctuations between states, and the credits eligible for research and development expenses. Our tax rates are higher than the federal statutory rate of 21% due to the one-time valuation adjustment and inclusion of state income and franchise taxes.

PaperPie Operating Results

The following table summarizes the operating results of the PaperPie segment for the twelve months ended February 28:

	Twelve Months Ended February 28,	
	2026	2025
Net revenues	$ 19,344,700	$ 29,850,300
Cost of goods sold	7,763,100	11,406,000
Gross margin	11,581,600	18,444,300
Operating expenses		
Operating and selling	2,598,700	4,575,400
Sales commissions	6,305,500	9,998,800
General and administrative	1,733,100	1,919,300
Total operating expenses	10,637,300	16,493,500
Operating income	$ 944,300	$ 1,950,800
Average number of active Brand Partners	5,800	12,300

PaperPie net revenues decreased $10.6 million, or 35.5%, to $19.3 million for the fiscal year ended February 28, 2026, when compared with net revenues of $29.9 million reported for the fiscal year ended February 28, 2025. The average number of active Brand Partners in fiscal year 2026 was 5,800, a decrease of 6,500, or 52.8%, from 12,300 in fiscal year 2025. The Company reports the average number of active Brand Partners as a key indicator for this division. Recruiting and maintaining Brand Partners has been negatively impacted by several factors including inflation, our distribution agreement with Usborne whereby Usborne actively sells their products through discounted retailers in the U.S. market, and the rebranding of the division in the fourth quarter of fiscal year 2023. Inflation was most evident in the increase of food and fuel prices, both impacting the disposable income of our target customer base, which is families with small children. Sales during fiscal 2026 continued to be negatively impacted by continuing inflationary pressures and we expect this to continue into the next fiscal year, as these pressures persist. Historically, when we have experienced these difficult inflationary times, our active brand partner numbers have been positively impacted as more families look for non-traditional income streams to offset rising costs of living.

Recent sales levels have also been impacted by the lack of new titles being introduced and certain out-of-stock items due to purchasing restrictions placed on us from our lender in the first three quarters of this fiscal year. We have begun a conservative plan to place reorders and purchase new titles since the sale of the Hilti Complex, the payoff of the revolver and term loans with our bank and subsequent removal of purchasing restrictions. The Company is now returning to our past practice of introducing new titles, along with additional enhancements to our PaperPie e-commerce and "Backoffice" systems that are expected to create existing Brand Partner excitement and should increase our number of new recruits in this division.

PaperPie gross margin decreased $6.8 million, or 37.0%, to $11.6 million for the fiscal year ended February 28, 2026, from $18.4 million reported for fiscal year ended February 28, 2025. Gross margin as a percentage of net revenues decreased 1.9% to 59.9% for fiscal year 2026 when compared to 61.8% for fiscal year 2025. The decrease in gross margin as a percentage of net revenues was primarily attributed to increased recruiting promotions offered to increase Brand Partner levels and additional discounts offered to customers between the periods to spur sales, as well as increased cost of goods from the tariffs implemented by the current administration on our SmartLab Toys product line.

Total PaperPie operating expenses decreased $5.9 million, or 35.8%, to $10.6 million during the fiscal year ended February 28, 2026, when compared with $16.5 million reported for the fiscal year ended February 28, 2025. Operating and selling expenses decreased $2.0 million, to $2.6 million for the fiscal year ended February 28, 2026, from $4.6 million reported in the same period a year ago. This decrease relates primarily to a decrease in shipping costs associated with the decrease in volume of orders shipped, totaling approximately $1.4 million, as well as a $0.6 million decrease in brand partner incentive trip and meeting expenses as fewer brand partners participated in various meetings and earn the trip this year. Sales commissions decreased $3.7 million to $6.3 million during the fiscal year ended February 28, 2026, when compared to $10.0 million reported in the same period a year ago, primarily due to the decrease in net revenues, which resulted in a decrease of commissions of $3.6 million, as well as a decrease in sales bonuses of $0.1 million. General and administrative expenses decreased $0.2 million, to $1.7 million during the fiscal year ended February 28, 2026, when compared with $1.9 million reported for the fiscal year ended February 28, 2025, due primarily to $0.3 million of decreased credit card transaction fees associated with decreased sales volumes offset by a $0.1 million increase in other various general and administrative expenses.

Operating income of our PaperPie division decreased $1.1 million, or 55.0%, to $0.9 million for the fiscal year ended February 28, 2026, as compared to $2.0 million reported for fiscal year ended February 28, 2025. Operating income for the PaperPie division as a percentage of net revenues for the year ended February 28, 2026 was 4.9%, compared to 6.5% for the year ended February 28, 2025, a decrease of 1.6%. Operating income as a percentage of net revenues changed from the prior year primarily due to the decrease in net revenues from the reduced number of active brand partners in addition to higher discounts offered to spur sales, which were both offset by the decrease in operating expenses.

Publishing Operating Results

The following table summarizes the operating results of the Publishing segment for the twelve months ended February 28:

	Twelve Months Ended February 28,	
	2026	2025
Net revenues	$ 3,568,900	$ 4,340,700
Cost of goods sold	1,546,200	1,757,300
Gross margin	2,022,700	2,583,400
Total operating expenses	1,274,900	1,428,000
Operating income	$ 747,800	$ 1,155,400

Our Publishing division's net revenues decreased $0.7 million, or 16.3%, to $3.6 million for fiscal year ended February 28, 2026 from $4.3 million reported for fiscal year ended February 28, 2025. The change in net revenues was directly associated with the decrease in overall sales volume offset by a slight decrease in discounts.

Gross margin decreased $0.6 million, or 23.1%, to $2.0 million for fiscal year ended February 28, 2026, from $2.6 million reported for fiscal year ended February 28, 2025. Gross margin as a percentage of net revenues decreased 2.8%, to 56.7% for fiscal year 2026, compared to 59.5% reported in the same period a year ago mainly due to product mix change and from the increase in cost of goods due to the additional tariffs implemented by the current administration on our SmartLab Toys product line.

Total operating expenses of the Publishing segment decreased $0.1 million, or 7.1%, to $1.3 million for fiscal year ended February 28, 2026, from $1.4 million reported for fiscal year ended February 28, 2025. The decrease in operating expenses resulted from the decrease in freight expense of $0.1 million associated with lower sales.

Operating income decreased $0.5 million, or 41.7%, to $0.7 million for fiscal year ended February 28, 2026, from $1.2 million for fiscal year ended February 28, 2025. The decrease in operating income was primarily associated with the decline in net revenues associated with the decrease in gross sales in addition to the increase in cost of goods due to the additional tariffs implemented by the current administration on our SmartLab Toys product line.

Liquidity and Capital Resources

During the past two years we have offered higher product discounts to spur sales and experienced increased interest rates on borrowings due to restrictions imposed by our lender. Prior to this period EDC had a history of profitability and positive cash flow. We typically fund our operations from the cash we generate. During periods of operating losses, EDC will reduce purchases and sell through excess inventory to generate cash flow. The Company expects to reduce current excess inventory levels and use the cash proceeds to offset any future operating losses until it returns to profitability. In addition, the Company sold the real estate it owned, the Hilti Complex, and paid off the revolving line of credit and term debts with our bank. Available cash has historically been used to pay down the outstanding bank loan balances, for capital expenditures, to pay dividends, and to acquire treasury stock.

During fiscal year 2026, we experienced positive cash flows from operations of $2,005,300. These cash flows resulted from:

- net gain of $2,325,200

Adjusted for:

- depreciation and amortization expense of $1,391,700

- Deferred income taxes of $2,536,100

- impairment on assets held for sale of $287,100

- provision for inventory allowance of $144,000

- provision for credit losses of $36,000

Offset by:

- net gain on sale of assets of $12,190,900

Positively impacted by:

- decrease in inventories, net of $6,884,200

- decrease in accounts receivable of $1,228,700

- Increase in income taxes payable of $685,900

- decrease in prepaid expenses and other assets of $297,800

Negatively impacted by:

- decrease in accrued salaries and commissions, and other liabilities of $1,288,200

- decrease in deferred revenues of $171,300

- decrease in accounts payable of $161,000

Cash provided by investing activities totaled $29,389,800, consisting of $29,932,600 in proceeds from the sale of the Hilti Complex, along with a few other assets, offset by $378,200 in software upgrades to our proprietary systems that our PaperPie Brand Partners use to monitor their business and place customer orders and $164,600 in building improvements in Assets Held for Sale.

Cash used in financing activities was $31,031,200, consisting of $26,715,400 to pay down existing term debt, $4,198,100 to pay down existing line of credit, $137,900 paid to acquire treasury stock, offset by cash received of $20,200 from the sale of treasury stock.

The Company continues to expect the cash generated from operations, specifically from the reduction of excess inventory, will provide us with the liquidity we need to support ongoing operations. Additionally, subsequent to the fiscal year end, we obtained a $2,000,000 line of credit from a new lender to fund any short-term cash flow needs. Cash generated from operations will be used to acquire new inventory and pay down any short-term borrowings we expect to obtain.

Contractual Obligations

We are a smaller reporting company and are not required to provide this information.

Off-Balance Sheet Arrangements

As of February 28, 2026, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Seasonality

The Company experiences increased sales in the Fall season along with increased sales during the Annual PaperPie Day sale annually on 3/14 as well as the Easter holiday season. Historically, we have experienced an increase in inventory during the Summer in anticipation for the Fall increase in sales.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to our valuation of inventory, provision for credit losses, allowance for sales returns, long-lived assets, and deferred income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Actual results may materially differ from these estimates under different assumptions or conditions. Historically, however, actual results have not differed materially from those determined using required estimates. Our significant accounting policies are described in the notes accompanying the financial statements included elsewhere in this report. However, we consider the following accounting policies to be significantly more dependent on the use of estimates and assumptions.

Leases

We have both lessee and lessor arrangements. Our lessee arrangements include six rental agreements where we have the exclusive use of dedicated office space in San Diego, California, Ogden, Utah, a warehouse space in Joplin, Missouri and three leases for office and warehouse space locally in Tulsa, Oklahoma, all of which qualify as operating leases under ASC 842. Our lessor arrangements include one rental agreement for warehouse and office space in Tulsa, Oklahoma, and qualify as operating leases under ASC 842.

We recognize an operating lease liability on the balance sheets for each lease based on the present value of remaining minimum fixed rental payments (which includes payments under any renewal option that we are reasonably certain to exercise), using a discount rate that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term. Expected payments in the next twelve months are classified as current operating lease liabilities. Payments in excess of twelve months are classified as long-term operating lease liabilities. We also recognize an operating lease right-of-use asset on the balance sheets, valued at the lease liability and adjusted for prepaid or accrued rent balances existing at the time of initial recognition. The operating lease liability and right-of-use assets are reduced over the term of the lease as payments are made and the assets are used.

The Company assesses its leases to determine whether it is reasonably certain that these renewal options will be exercised. In general, most of the office space outside of Tulsa, Oklahoma is associated with remote employees. Their continued employment determines the need for this space. Much of the warehouse space outside of the Hilti Complex is used to store non-current inventory. As the Company sells down excess inventory, less outside space will be needed, and any renewals will be for less space. The Company also considered the renewal options for the operating lease at the Hilti Complex and is not reasonably certain to exercise the renewal options. Accordingly, the renewal options are not included in the calculation of its right-of-use assets and lease liabilities, as the Company does not believe that it is reasonably certain that these renewal options will be exercised.

Revenue Recognition

Sales associated with product orders are recognized and recorded when products are shipped. Products are shipped FOB-Shipping Point. PaperPie's sales are generally paid at the time the product is ordered. Sales which have been paid for but not shipped are classified as deferred revenue on the balance sheet. Sales associated with consignment inventory are recognized when reported and payment associated with the sale has been remitted. Transportation revenue represents the amount billed to the customer for shipping the product and is recorded when the product is shipped.

Estimated allowances for sales returns are recorded as sales are recognized. Management uses a moving average calculation to estimate the allowance for sales returns. We are not responsible for product getting damaged in transit. Damaged returns are primarily received from the retail customers of our Publishing division. This damage occurs in the stores, not in shipping to the stores, and we typically do not offer credit for damaged returns. It is an industry practice to accept non-damaged returns from retail customers. Management has estimated and included a reserve for sales returns of $0.2 million for the fiscal years ended February 28, 2026 and February 28, 2025.

Inventory

Our inventory contains approximately 2,000 titles, each with different rates of sale depending upon the nature and popularity of the title. Almost all of our product line is saleable as the products are not topical in nature and remain current in content today as well as in the future. Most of our products are printed in China, Europe, Singapore, India, Malaysia, and Dubai typically resulting in a four- to eight-month lead-time to have a title printed and delivered to us.

Certain inventory is maintained in a non-current classification. Management continually estimates and calculates the amount of non-current inventory. Noncurrent inventory arises due to occasional purchases of titles in quantities in excess of what will be sold within the normal operating cycle, due to the minimum order requirements of our suppliers, as well as reduced sales volumes. Noncurrent inventory is estimated by management using an anticipated turnover ratio by title, based primarily on historical sales. Inventory in excess of 2½ years of anticipated sales is classified as noncurrent inventory. These inventory quantities have additional exposure for storage damages, aging of topical related content, and associated issues, and therefore have higher obsolescence reserves. Noncurrent inventory balances prior to valuation allowances were $21.1 million and $16.3 million at February 28, 2026 and February 28, 2025, respectively. Noncurrent inventory valuation allowances were $0.8 million at February 28, 2026 and $0.7 million at February 28, 2025.

Brand Partners that meet certain eligibility requirements may request and receive inventory on consignment. We believe allowing Brand Partners to have consignment inventory greatly increases their ability to be successful in making effective presentations at home shows, book fairs, and other events; in summary, having consignment inventory leads to additional sales opportunities. Approximately 21.6% of our active Brand Partners maintained consignment inventory at the end of fiscal year 2026. Consignment inventory is stated at cost, less an estimated reserve for consignment inventory that is not expected to be sold or returned to the Company. The total cost of inventory on consignment with Brand Partners was $1.1 million and $1.3 million at February 28, 2026 and February 28, 2025, respectively.

Inventories are presented net of a valuation allowance, which includes reserves for inventory obsolescence and reserves for consigned inventory that is not expected to be sold or returned to the Company. Management estimates the inventory obsolescence allowance for both current and noncurrent inventory, which is based on management's identification of slow-moving inventory. Management has estimated a valuation allowance for both current and noncurrent inventory, including the reserve for consigned inventory, of $1.2 million at both February 28, 2026 and February 28, 2025.

New Accounting Pronouncements

See the New Accounting Pronouncements section of Note 1 to our financial statements, included in Part IV, Item 15 of this report, for further details of recent accounting pronouncements.

<u>Item 7A.</u>   <u>QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK</u>

We are a smaller reporting company and are not required to provide this information.

<u>Item 8.</u>   <u>FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA</u>

The information required by Item 8 begins at page 24.

<u>Item 9.</u>   <u>CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE</u>

None.

<u>Item 9A.</u>   <u>CONTROLS AND PROCEDURES</u>

Evaluation of Disclosure Controls and Procedures

An evaluation was performed of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") Rule 13a-15(a) as of February 28, 2026. This evaluation was conducted under the supervision and with the participation of our management, including our Chief Executive Officer and Chairman of the Board (Principal Executive Officer) and our Chief Financial Officer and Corporate Secretary (Principal Financial and Accounting Officer).

Based on that evaluation, these officers concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to them, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized, and reported in accordance with the time periods specified in the SEC rules and forms. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events.

Changes in Internal Control over Financial Reporting

During the fiscal year covered by this report on Form 10-K, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a) through 15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting based on the framework set forth in the 2013 *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). All internal control systems, no matter how well they are designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the 2013 COSO Framework and applicable SEC rules, our management concluded that our internal control over financial reporting was effective as of February 28, 2026.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC that permit us to provide only management's report in this annual report.

<u>Item 9B.</u>   <u>OTHER INFORMATION</u>

None.

<u>Item 9C.</u>   <u>DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS</u>

None.

PART III

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

(a) Identification of Directors

The information required by this Item 10 is furnished by incorporation by reference to the information under the caption "Election of Directors" in our definitive Proxy Statement to be filed in connection with the Annual Meeting of Shareholders to be held on July 8, 2026.

(b) Identification of Executive Officers

The information required by this Item 10 is furnished by incorporation by reference to the information under the caption "Executive Officers of the Registrant" in our definitive Proxy Statement to be filed in connection with the Annual Meeting of Shareholders to be held on July 8, 2026.

(c) Compliance with Section 16 (a) of the Exchange Act

The information required by this Item 10 is furnished by incorporation by reference to the information under the caption "Section 16 (a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement to be filed in connection with the Annual Meeting of Shareholders to be held on July 8, 2026.

Item 11.   EXECUTIVE COMPENSATION

The information required by this Item 11 is furnished by incorporation by reference to the information under the caption "Executive Compensation" in our definitive Proxy Statement to be filed in connection with the Annual Meeting of Shareholders to be held on July 8, 2026.

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is furnished by incorporation by reference to the information under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Compensation Plans" in our definitive Proxy Statement to be filed in connection with the Annual Meeting of Shareholders to be held on July 8, 2026.

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

None.

Item 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 is furnished by incorporation by reference to the information under the caption "Independent Registered Public Accountants" in our definitive Proxy Statement to be filed in connection with the Annual Meeting of Shareholders to be held on July 8, 2026.

PART IV

Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID 483)	22
Balance Sheets as of February 28, 2026 and February 28, 2025	23
Statements of Operations for the Years ended February 28, 2026 and February 28, 2025	24
Statements of Comprehensive Income (Loss) for the Years ended February 28, 2026 and February 28, 2025	25
Statements of Shareholders' Equity for the Years ended February 28, 2026 and February 28, 2025	26
Statements of Cash Flows for the Years ended February 28, 2026 and February 28, 2025	27
Notes to Financial Statements.	28-47

Schedules have been omitted as such information is either not required or is included in the financial statements.

2. Exhibits

*3.1   Restated Certificate of Incorporation dated April 26, 1968, and Certificate of Amendment thereto dated June 21, 1968 are incorporated herein by reference to Exhibit 1 to Registration Statement on Form 10-K (File No. 0-04957).

*3.2   Certificate of Amendment of Restated Certificate of Incorporation dated August 27, 1977 is incorporated herein by reference to Exhibit 20.1 to Form 10-K for fiscal year ended February 28, 1981 (File No. 0-04957).

*3.3   By-Laws, as amended, are incorporated herein by reference to Exhibit 20.2. to Form 10-K for fiscal year ended February 28, 1981 (File No. 0-04957).

*3.4   Certificate of Amendment of Restated Certificate of Incorporation dated November 17, 1986 is incorporated herein by reference to Exhibit 3.3 to Form 10-K for fiscal year ended February 28, 1987 (File No. 0-04957).

3.5   Certificate of Amendment of Restated Certificate of Incorporation dated March 22, 1996 is incorporated herein by reference to Exhibit 3.4 to Form 10-K for fiscal year ended February 28, 1997 (File No. 0-04957).

3.6   Certificate of Amendment of Restated Certificate of Incorporation dated July 15, 2002 is incorporated herein by reference to Exhibit 10.30 to Form 10-K dated February 28, 2003 (File No. 0-04957).

3.7   Certificate of Amendment of Restated Certificate of Incorporation dated August 15, 2018 is incorporated herein by reference to Exhibit 3.1 to Form 8-K dated August 21, 2018 (File No. 0-04957).

*4.1   Specimens of Common Stock Certificates are incorporated herein by reference to Exhibits 3.1 and 3.2 to Registration Statement on Form 10-K (File No. 0-04957) filed June 29, 1970.

*10.1   Usborne Agreement-Contractual agreement by and between the Company and Usborne Publishing Limited dated November 25, 1988 is incorporated herein by reference to Exhibit 10.12 to Form 10-K dated February 28, 1989 (File No. 0-04957).

*10.3   Amendment dated January 1, 1992 to Usborne Agreement - Contractual agreement by and between the Company and Usborne Publishing Limited is incorporated herein by reference to Exhibit 10.13 to Form 10-K dated February 29, 1992 (File No. 0-04957).

10.4   Educational Development Corporation 2002 Incentive Stock Option Plan is incorporated herein by reference to Exhibit A to definitive proxy statement on Schedule 14A dated May 23, 2002 (File No. 0-04957).

10.5   Amendment dated November 12, 2002 to Usborne Agreement – Contractual agreement by and between us and Usborne Publishing Limited is incorporated herein by reference to Exhibit 10.32 to Form 10-K dated February 28, 2003 (File No. 0-04957).

10.6	Employment Agreement between Randall W. White and the Company dated February 28, 2004 incorporated herein by reference to Exhibit 10.8 to Form 10-K dated February 28, 2005 (File No. 0-04957).
10.7	Purchase and Sale Agreement dated December 1, 2015 by and between the Company and Hilti, Inc., Tulsa, OK incorporated herein by reference to Exhibit 10.8 to Form 10-K dated February 28, 2019 (File No. 0-04957).
10.8	Lease Agreement dated December 1, 2015 by and between the Company and Hilti, Inc., Tulsa, OK incorporated herein by reference to Exhibit 10.9 to Form 10-K dated February 28, 2019 (File No. 0-04957).
10.9	Usborne Distribution Agreement dated May 16, 2022 by and between the Company and Usborne Publishing Limited, London, England is incorporated herein by reference to Exhibit 10.2 to form 10-Q dated May 31, 2022 (File No. 0-04957).
10.10	Credit Agreement dated August 9, 2022 by and between the Company and BOKF, NA, Tulsa, OK is incorporated herein by reference to Exhibit 10.01 to form 8-K dated August 11, 2022 (File No. 0-04957).
10.11	First Amendment to Credit Agreement, dated December 22, 2022 by and between the Company and BOKF, NA, Tulsa, OK. Is incorporated herein by reference to Exhibit 10.4 to Form 10-Q dated November 30, 2022 (File No. 0-04957).
10.12	Second Amendment to Credit Agreement, dated May 10, 2023 by and between the Company and BOKF, NA, Tulsa, OK is incorporated herein by reference to Exhibit 10.18 to Form 10-K dated February 28, 2023 (File No. 0-04957).
10.13	Third Amendment to Credit Agreement, dated August 9, 2023 by and between the Company and BOKF, NA, Tulsa, OK is incorporated herein by reference to Exhibit 10.01 to Form 8-K dated August 17, 2023 (File No. 0-04957).
10.14	Fourth Amendment to Credit Agreement, dated December 1, 2023 by and between the Company and BOKF, NA, Tulsa, OK is incorporated herein by reference to Exhibit 10.01 to Form 8-K dated December 28, 2023 (File No. 0-04957)..
10.15	Fifth Amendment to Credit Agreement, effective May 31, 2024 by and between the Company and BOKF, NA, Tulsa, OK is incorporated herein by reference to Exhibit 10.01 to Form 8-K dated June 17, 2024 (File No. 0-04957).
10.16	Sixth Amendment to Credit Agreement, effective October 3, 2024 by and between the Company and BOKF, NA, Tulsa, OK is incorporated herein by reference to Exhibit 10.01 to Form 8-K dated October 7, 2024 (File No. 0-04957).
10.17	Seventh Amendment to Credit Agreement, effective January 4, 2025 by and between the Company and BOKF, NA, Tulsa, OK is incorporated herein by reference to Exhibit 10.09 to Form 10-Q dated November 30, 2024 (File No. 0-04957).
10.18	Eighth Amendment to Credit Agreement, effective April 4, 2025 by and between the Company and BOKF, NA, Tulsa, OK is incorporated herein by reference to Exhibit 10.01 to Form 8-K dated April 17, 2025 (File No. 0-04957).
10.19	Ninth Amendment to Credit Agreement, effective July 11, 2025 by and between the Company and BOKF, NA, Tulsa, OK is incorporated herein by reference to Exhibit 10.01 to Form 8-K dated August 12, 2025 (File No. 0-04957).
10.20	Notice of Default and Reservation of Rights, dated September 30, 2025, from BOKF, NA, Tulsa, OK is incorporated herein by reference to Exhibit 10.20 to Form 10-Q dated August 31, 2025 (File No. 0-04957).
**23.1	Consent of Independent Registered Public Accounting Firm.
**31.1	Certification of the Chief Executive Officer of Educational Development Corporation pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**31.2	Certification of the Chief Financial Officer and Corporate Secretary (Principal Financial and Accounting Officer) of Educational Development Corporation pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**32.1	Certification pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
***97.1	Educational Development Corporation's Clawback Policy is incorporated herein by reference to Exhibit 97.1 to Form 10-K dated May 21, 2024 (File No. 0-04957).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

———————

*	Paper Filed
**	Filed Herewith
***	Management Contract or compensatory plan or arrangement

Item 16.   FORM 10-K SUMMARY

Not applicable

<p style="text-align: center;">SIGNATURES</p>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<p style="text-align: center;">**EDUCATIONAL DEVELOPMENT CORPORATION**</p>

Date: May 19, 2026

By /s/ Craig M. White
Craig M. White
President, Chief Executive Officer, and
Chairman of the Board
(Principal Executive Officer)

Date: May 19, 2026

By /s/ Dan E. O'Keefe
Dan E. O'Keefe
Chief Financial Officer and
Corporate Secretary
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Date: May 19, 2026

/s/ Craig M. White
Craig M. White, Director
President, Chief Executive Officer, and
Chairman of the Board
(Principal Executive Officer)

May 19, 2026

/s/ Dr. Kara Gae Neal
Dr. Kara Gae Neal,
Director

May 19, 2026

/s/ Bradley V. Stoots
Bradley V. Stoots,
Director

May 19, 2026

/s/ Dr. Amy N. Emmerson
Dr. Amy N. Emmerson,
Director

May 19, 2026

/s/ Steven Hooser
Steven Hooser
Director

May 19, 2026

/s/ Dan E. O'Keefe
Dan E. O'Keefe
Chief Financial Officer and
Corporate Secretary
(Principal Financial and Accounting Officer)

<p style="text-align: center;">21</p>

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Educational Development Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Educational Development Corporation (the Company) as of February 28, 2026 and 2025, the related statements of operations, comprehensive income (loss), shareholders' equity and cash flows for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2026 and 2025, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. We determined that there are no critical audit matters.

/s/ HOGANTAYLOR LLP

We have served as the Company's auditor since 2005.

Tulsa, Oklahoma
May 19, 2026

EDUCATIONAL DEVELOPMENT CORPORATION
BALANCE SHEETS
AS OF FEBRUARY 28,

	2026	2025
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents.	$ 1,118,400	$ 428,400
Restricted cash	222,000	548,100
Accounts receivable, less allowance for credit losses of $109,600 (2026) and $112,300 (2025).	861,300	2,126,000
Inventories – net	17,412,200	29,099,600
Prepaid expenses and other assets.	374,600	768,100
Assets held for sale	563,600	19,277,000
Total current assets	20,552,100	52,247,200
INVENTORIES – net	20,251,700	15,592,500
PROPERTY, PLANT AND EQUIPMENT – net	6,291,200	6,398,700
DEFERRED INCOME TAX ASSET – net.	—	2,536,100
OPERATING LEASE RIGHT-OF-USE ASSETS	6,716,100	1,108,100
OTHER ASSETS	500,500	431,700
TOTAL ASSETS.	$ 54,311,600	$ 78,314,300
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 1,686,400	$ 1,847,400
Line of credit.	—	4,198,100
Deferred revenues.	320,500	491,800
Operating lease liabilities, current	1,371,700	697,000
Current maturities of long-term debt	—	26,685,500
Accrued salaries and commissions.	218,600	313,700
Income taxes payable	1,146,800	460,900
Other current liabilities.	1,427,500	2,528,300
Total current liabilities	6,171,500	37,222,700
OPERATING LEASE LIABILITIES, noncurrent	5,344,400	411,100
OTHER LONG-TERM LIABILITIES.	5,200	112,900
Total liabilities.	11,521,100	37,746,700
SHAREHOLDERS' EQUITY:		
Common stock, $0.20 par value; Authorized 16,000,000 shares; Issued 12,702,080 shares; Outstanding 8,511,364 (2026) and 8,583,201 (2025) shares.	2,540,400	2,540,400
Capital in excess of par value	13,769,400	13,800,000
Retained earnings	39,628,200	37,303,000
Accumulated other comprehensive loss	—	(15,400)
	55,938,000	53,628,000
Less treasury stock, at cost	(13,147,500)	(13,060,400)
Total shareholders' equity	42,790,500	40,567,600
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 54,311,600	$ 78,314,300

See notes to financial statements.

EDUCATIONAL DEVELOPMENT CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED FEBRUARY 28,

	2026	2025
PRODUCT REVENUES, net of discounts and allowances	$ 21,814,500	$ 32,547,700
Transportation revenue	1,099,100	1,643,300
NET REVENUES.	22,913,600	34,191,000
COST OF GOODS SOLD	9,309,300	13,163,300
Gross margin.	13,604,300	21,027,700
OPERATING EXPENSES:		
Operating and selling	3,462,400	5,751,600
Sales commissions	6,399,200	10,096,600
General and administrative	10,928,100	11,955,100
Total operating expenses.	20,789,700	27,803,300
INTEREST EXPENSE.	1,478,900	2,188,400
OTHER INCOME		
Gain from sale of assets – net.	(12,190,900)	—
Other – net.	(1,820,200)	(2,109,000)
Total other income	(14,011,100)	(2,109,000)
EARNINGS (LOSS) BEFORE INCOME TAXES	5,346,800	(6,855,000)
INCOME TAX EXPENSE (BENEFIT)	3,021,600	(1,591,400)
NET EARNINGS (LOSS)	$ 2,325,200	$ (5,263,600)
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:		
Basic	$ 0.27	$ (0.63)
Diluted.	$ 0.27	$ (0.63)
WEIGHTED AVERAGE NUMBER OF COMMON AND EQUIVALENT SHARES OUTSTANDING:		
Basic	8,563,491	8,348,971
Diluted.	8,563,491	8,348,971
Dividends per share.	$ —	$ —

See notes to financial statements.

EDUCATIONAL DEVELOPMENT CORPORATION
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED FEBRUARY 28,

	February 28,	
	2026	**2025**
Net earnings (loss)	$ 2,325,200	$ (5,263,600)
Other comprehensive income:		
Unrealized loss on interest rate exchange agreement	—	(39,800)
Comprehensive income (loss)	$ 2,325,200	$ (5,303,400)

See notes to financial statements.

EDUCATIONAL DEVELOPMENT CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY
AS OF FEBRUARY 28 (29),

	Common Stock (par value $0.20 per share)		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Shareholders' Equity
	Number of Shares Issued	Amount				Number of Shares	Amount	
BALANCE – February 29, 2024	12,702,080	$ 2,540,400	$ 13,405,400	$ 42,566,600	$ 24,400	4,126,992	$ (13,086,100)	$ 45,450,700
Purchases of treasury stock	—	—	600	—	—	400	(1,300)	(700)
Sales of treasury stock	—	—	(9,300)	—	—	(8,513)	27,000	17,700
Change in fair value of interest rate exchange agreement	—	—	—	—	(39,800)	—	—	(39,800)
Share-based compensation expense – net	—	—	403,300	—	—	—	—	403,300
Net loss	—	—	—	(5,263,600)	—	—	—	(5,263,600)
BALANCE – February 28, 2025	12,702,080	$ 2,540,400	$ 13,800,000	$ 37,303,000	$ (15,400)	4,118,879	$ (13,060,400)	$ 40,567,600
Purchases of treasury stock	—	—	—	—	—	87,837	(137,900)	(137,900)
Sales of treasury stock	—	—	(30,600)	—	—	(16,000)	50,800	20,200
Change in fair value of interest rate exchange agreement	—	—	—	—	15,400	—	—	15,400
Net earnings	—	—	—	2,325,200	—	—	—	2,325,200
BALANCE – February 28, 2026	12,702,080	$ 2,540,400	$ 13,769,400	$ 39,628,200	—	4,190,716	$ (13,147,500)	$ 42,790,500

See notes to financial statements.

EDUCATIONAL DEVELOPMENT CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED FEBRUARY 28,

	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net earnings (loss)	$ 2,325,200	$ (5,263,600)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:		
Depreciation and amortization	1,391,700	1,724,900
Deferred income taxes	2,536,100	(1,129,600)
Provision for credit losses	36,000	48,000
Provision for inventory valuation allowance	144,000	144,000
Share-based compensation expense – net	—	403,300
Net loss (gain) on sale of assets	(12,190,900)	3,300
Impairment loss on assets	287,100	318,100
Changes in assets and liabilities:		
Accounts receivable	1,228,700	(237,100)
Inventories – net	6,884,200	10,754,100
Prepaid expenses and other assets	297,800	(168,300)
Accounts payable	(161,000)	(2,062,800)
Accrued salaries and commissions and other liabilities	(1,288,200)	(918,400)
Deferred revenues	(171,300)	(91,700)
Income taxes payable/receivable	685,900	(312,500)
Total adjustments	(319,900)	8,475,300
Net cash provided by operating activities	2,005,300	3,211,700
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property, plant and equipment	(542,800)	(439,400)
Proceeds from sale of assets	29,932,600	9,800
Net cash provided by (used in) investing activities	29,389,800	(429,600)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on term debt	(26,715,400)	(1,800,000)
Cash paid to acquire treasury stock	(137,900)	(700)
Sales of treasury stock	20,200	17,700
Net payments under line of credit	(4,198,100)	(1,300,000)
Net cash used in financing activities	(31,031,200)	(3,083,000)
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	363,900	(300,900)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH – BEGINNING OF PERIOD	976,500	1,277,400
CASH, CASH EQUIVALENTS AND RESTRICTED CASH – END OF PERIOD	$ 1,340,400	$ 976,500
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:		
Cash paid for interest	$ 1,337,500	$ 2,156,300
Cash (received)/paid for income taxes – net of refunds	$ (200,500)	$ (274,300)
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:		
Fair value of the interest rate exchange agreement	$ —	$ (39,800)
NONCASH TRANSACTIONS		
Leased assets obtained in exchange for operating lease liabilities	$ 6,338,900	$ 282,800
Inventory donations	$ 291,700	—

See notes to financial statements.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business — Educational Development Corporation ("we," "our," "us," or "the Company") distributes books and educational products and publications through our PaperPie and EDC Publishing ("Publishing") divisions to individual consumers, book, toy and gift stores, libraries and home educators located throughout the United States ("U.S."). We are the owner and exclusive publisher of Kane Miller children's books; Learning Wrap-Ups, maker of educational manipulatives; and SmartLab Toys, maker of STEAM-based toys and games. We are also the exclusive United States Multi-Level Marketing ("MLM") distributor of Usborne Publishing Limited ("Usborne") children's books.

Estimates — Our financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Actual results could differ from these estimates.

Liquidity — In accordance with ASC 205-40, Going Concern, the Company has evaluated whether there are conditions and events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

Determining the extent to which conditions or events raises substantial doubt about our ability to continue as a going concern and the extent to which mitigating plans sufficiently alleviate any such substantial doubt requires significant judgment and estimation by us. Our significant estimates related to this analysis may include identifying business factors such as changes in our Brand Partners, sales growth and profitability used in the forecasted financial results and liquidity. Further, we make assumptions about the probability that management's plans will be effectively implemented and alleviate substantial doubt and our ability to continue as a going concern. We believe that the estimated values used in our going concern analysis are based on reasonable assumptions. However, such assumptions are inherently uncertain, and actual results could differ materially from those estimates.

In prior periods, we identified conditions and events that raised substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements were issued. During the third quarter of fiscal 2026, the Company completed the planned sale of the Hilti Complex and paid off the Line of Credit and Term Loans with the Company's bank, which was a key step in management's plans for returning to profitability. Paying off the bank debts and eliminating the bank-imposed restrictions allows the Company to begin a conservative plan to re-order some key out of stock products along with introducing a limited number of new titles which are expected to energize our Brand Partners and provide our retail customers with new offerings.. In addition, subsequent to year end, the Company obtained a $2.0 million line of credit with a local bank to cover any short-term borrowing needs. Based on the elimination of the bank debt, the Company's current cash and other resources, and management's operating plans, we have concluded that the Company has sufficient liquidity to meet its obligations as they become due for at least twelve months from the issuance date of these financial statements. Accordingly, management determined that substantial doubt about the Company's ability to continue as a going concern has been alleviated.

Sales Concentration — Significant portions of our sales are generated in our Direct Sales division, PaperPie. Of these sales, a substantial portion is facilitated through the use of social media collaboration platforms that allow our Brand Partners to interact in real-time, or near real-time, with customers. Brand Partners use these platforms to invite potential customers to "online parties," provide product recommendations, answer questions, and provide links to other supporting online materials. When a customer is ready to purchase products from the online party, they are redirected from the social media platform to the Brand Partner's company hosted e-commerce site where the order can be placed.

Cash, Cash Equivalents and Restricted Cash — Cash, cash equivalents, and restricted cash are maintained at financial institutions and, at times, balances may exceed federally insured limits of $250,000. We have never experienced any losses related to these balances. The majority of payments settled from banks for third party credit card transactions within three to twenty business days, depending on the credit card processors' reserve requirements. The payments in transit from our credit card processors and the short-term certificate of deposit with our bank

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

supporting our monthly credit card usage are classified as restricted cash. Cash and cash equivalents include demand and time deposits, money market funds, and other short-term investments with maturities of three months or less when acquired.

Accounts Receivable — Accounts receivable are uncollateralized customer obligations due under normal trade terms, generally requiring payment within thirty days from the invoice date. Extended payment terms are offered at certain times of the year for orders that meet minimum quantities or amounts. Payments of accounts receivable are allocated to the specific invoices identified on the customers' remittance advice. Accounts receivable is stated at net realizable value, which includes an allowance for credit losses representing the amount expected to be uncollectible. Balances which remain outstanding after management has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Recoveries of accounts receivable previously written off are recorded as income when received.

Allowance for Credit Losses — The allowance for credit losses is the Company's best estimate of the amount of expected lifetime credit losses in the Company's accounts receivable. The Company, as required by ASU 2025-05, has elected to use the practical expedient method, which permits entities to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable. The practical expedient method and allowance for credit losses is based on our history of write-off levels, along with evaluating current market conditions, customers concentrations and economic indicators.

Inventories — Inventories are stated at the lower of either cost or net realizable value. Cost is determined using the average costing method. We present a portion of our inventory as a non-current asset. Occasionally we purchase product inventory in quantities in excess of what will be sold within the normal operating cycle due to the minimum order requirements of our suppliers or changes in sales levels. We estimate non-current inventory using an anticipated turnover ratio by title, based primarily on historical trends. These excess quantities of 2½ years of anticipated sales are classified as noncurrent inventory.

The Company assumes title and responsibility for inventory purchased according to the contract language with our suppliers, and the individual shipment terms for the order. The Company maintains insurance for the value of the inventory once the title has been passed until it is received at our warehouse ("inventory in transit").

Brand Partners that meet certain eligibility requirements may request and receive inventory on consignment. Consignment inventory is stated at the lower of either cost or net realizable value, less an estimated reserve for consignment inventory that is not expected to be sold or returned to the Company. The total cost of inventory on consignment, excluding the estimated reserve, with Brand Partners was $1,110,200 and $1,335,700 at February 28, 2026 and February 28, 2025, respectively. The Company has a reserve for consignment inventory not expected to be sold or returned of $340,300 and $402,400 as of February 28, 2026, and February 28, 2025, respectively.

Inventories are presented net of a valuation allowance, which includes reserves for inventory obsolescence and Brand Partner consignment inventory that is not expected to be sold or returned. Management estimates the allowance for both current and noncurrent inventory. The allowance is based on management's identification of slow-moving inventory and estimated consignment inventory that will not be sold or returned.

Property, Plant and Equipment — Property, plant and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful life, as follows:

Building	30 years
Building improvements	5 – 15 years
Machinery and equipment	3 – 15 years
Furniture and fixtures	3 years
Capitalized software	4 – 10 years
Molds and tooling	3 – 5 years

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Capitalized projects that are not placed in service are recorded as in progress and are not depreciated until the related assets are placed in service, including capitalized software. The development of customer and Brand Partner software applications is critical to our ongoing business operations and included in capitalized software. External and internal costs associated with the development of new software applications incurred during the application development stage are capitalized. Training and maintenance costs are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality.

Assets Held for Sale — The Company classifies long-lived assets, or disposal groups to be sold, as held for sale in the period in which all of the following criteria are met per ASC 360: (1) management, having the authority to approve the action, commits to a plan to sell the asset or disposal group; (2) the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; (3) an active program to locate a buyer and other actions required to complete the plan to sell the asset or disposal group have been initiated; (4) the sale of the asset or disposal group is probable, and transfer of the asset or disposal group is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond our control extend the period of time required to sell the asset or disposal group beyond one year; (5) the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

We initially measure a long-lived asset or disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held-for-sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset or disposal group until the date of the sale. We assess the fair value of a long-lived asset or disposal group less any costs to sell each reporting period it remains classified as held for sale and report any subsequent changes as an adjustment to the carrying value of the asset or disposal group, as long as the new carrying value does not exceed the carrying value of the asset at the time it was initially classified as held for sale.

Upon determining that a long-lived asset or disposal group meets the criteria to be classified as held for sale, the Company ceases depreciation of the asset and reports long-lived assets and/or the assets and liabilities of the disposal group, if material, in the line items assets held for sale and liabilities held for sale, respectively, in our balance sheet. Refer to Note 3.

During the second quarter of fiscal year 2025, the Company entered into a triple-net lease agreement for approximately 111,000 square feet of available office and warehouse space in the Hilti Complex to a new tenant. To create space for this new tenant, the Company removed three production lines from the warehouse before July 31, 2024. As a result, in the second quarter of fiscal 2025, the Company made available and committed to sell the disassembled equipment. The Company is actively marketing the unused equipment using a national on-line auction house. The Company is subject to the presentation and disclosure requirements since the equipment meets all the criteria and is classified as an "Asset Held for Sale." Once management determined that the disassembled equipment met the criteria to be classified as held for sale, the Company ceased depreciation of the asset and reported it separately on the balance sheet, beginning on August 31, 2024. The Company evaluated the carrying amount of the assets and the estimated fair values less costs to sell and recorded an impairment loss on the assets of $287,100 as of February 28, 2026.

Impairment of Long-Lived Assets — We review the value of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable based on estimated future cash flows. Such indicators include, among others, the nature of the asset, the projected future economic benefit of the asset, historical and future cash flows and profitability measurements. If the carrying value of an asset exceeds the future undiscounted cash flows expected from the asset, we recognize an impairment charge for the excess of the carrying value of the asset over its estimated fair value. Determination as to whether and how much an asset is impaired involves management estimates and can be impacted by other uncertainties. No impairment was noted during fiscal year 2025 but we recorded an impairment of $287,100 during fiscal year 2026.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases — We have both lessee and lessor arrangements. Our leases are evaluated at inception or at any subsequent modification. Depending on the terms, leases are classified as either operating or finance leases if we are the lessee, or as operating, sales-type or direct financing leases if we are the lessor, as appropriate under ASC 842 — *Leases*. In accordance with ASC 842, we have made an accounting policy election to not apply the standard to lessee arrangements with a term of one year or less and no purchase option that is reasonably certain of exercise. We account for these short-term arrangements by recognizing payments and expenses as incurred, without recording a lease liability and right-of-use asset. We have also made an accounting policy election for both our lessee and lessor arrangements to combine lease and non-lease components. This election is applied to all of our lease arrangements as our non-lease components are not material and do not result in significant timing differences in the recognition of rental expenses or income.

We recognize lease liabilities, reported on the balance sheets, for each lease based on the present value of the remaining minimum fixed rental payments (which include payments under any renewal option that we are reasonably certain to exercise), using a discount rate that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term. Expected payments in the next twelve months are classified as current lease liabilities. Payments in excess of twelve months are classified as long-term lease liabilities. We also recognize a right-of-use asset, on the balance sheet for each lease, which is valued at the lease liability and adjusted for prepaid or accrued rent balances existing at the time of the initial recognition. The lease liability and right-of-use assets are reduced over the term of the lease as payments are made and the assets are used. Minimum fixed rental payments are recognized on a straight-line basis over the life of the lease as costs and expensed in our statements of operations. Variable and short-term rental payments are recognized as costs and expenses as they are incurred.

Revenues associated with the lessor leases are recorded on a straight-line basis over the initial lease term and are reported in other income in the statements of operations. We recognize variable rental payments as revenue in the period in which the changes in facts and circumstances, on which the variable lease payments are based, occur. Sublease rental income is recognized on a straight-line basis over the duration of each lease term.

Income Taxes — We account for income taxes under ASC 740 — *Income Taxes*, which requires an asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax basis of assets and liabilities using the current tax laws and rates. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amounts that are "more likely than not" to be realized.

The Company's calculation of its tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. The Company recognizes tax liabilities for uncertain tax positions based on management's estimate of whether it is more likely than not that additional taxes will be required. The Company had no uncertain tax positions as of February 28, 2026 and 2025.

Deferred income taxes are recognized in the financial statements for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates. Temporary differences arise from net operating losses, differences in depreciation methods of property and equipment, disallowed interest, accounts receivable allowances, inventory capitalization and allowances, sales returns, and other accrued expenses.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S., or the various state jurisdictions, may be materially different from management's estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities and valuation allowances. Interest and penalties are included in tax expense.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition — Revenue is derived from the sales of children's books and related products which are generally capable of being distinct and accounted for as a single performance obligation to deliver tangible goods. Substantially all of our products are sold to end consumers through our PaperPie division and to retail outlets through our Publishing division. Refer to Note 16 — Business Segments for revenue by segment. Revenues of both divisions are recognized when the product is shipped, FOB-Shipping Point, which is the point in time the customer obtains control of the products and risk of loss and rewards of ownership have been transferred. Sales taxes that are collected from customers and remitted to governmental authorities are accounted for as a pass-through liability and therefore are excluded from net sales.

The majority of PaperPie's sales contracts have a single performance obligation and are short-term in nature. PaperPie's sales are generally collected at the time the product is ordered. Sales which have been paid for but not shipped are classified as deferred revenue on the balance sheet. Sales associated with consignment inventory are recognized when reported by the consignee and payment associated with the sale has been collected. Transportation revenue represents the amount billed to the customer for shipping the product and is recorded when the product is shipped.

Certain PaperPie sales contracts associated with the hostess award programs include sales incentives, such as discounted products. These incentives provide a separate performance obligation in the contract and material rights to the customer. The transaction price is allocated to the material right based on its relative standalone selling price and is recognized in revenue as the performance obligations are satisfied, which occurs at shipping point or at the expiration of the material right. As the products included as sales incentives are shipped with the associated products ordered, there is no deferral required. Revenues allocated to the material right are recognized in product revenues, net of discounts and allowances, and cost of goods sold in our statements of operations.

The majority of Publishing's sales contracts have a single performance obligation and are short-term in nature. Publishing sales may be collected at the time the product is shipped, or the customers may be given payment terms based primarily on their credit worthiness and payment history.

Estimated allowances for sales returns, which reduce net revenues and cost of goods sold, are recorded as sales are recognized. Management uses a moving average calculation to estimate the allowance for sales returns. We are not responsible for a product damaged in transit and most damaged returns are primarily from retail stores. These returns result from damage that occurs in the stores, not in shipping to the stores. It is an industry practice to accept non-damaged returns from retail customers. Management has estimated sales returns of approximately $201,500 for both February 28, 2026 and February 28, 2025, which is included in other current liabilities on the Company's balance sheet. In addition, management has recorded an asset for the expected value of non-damaged inventories to be returned. The estimated value of returned products of $100,800 is included in other current assets on the Company's balance sheet for both February 28, 2026 and February 28, 2025.

The Company generally expenses sales commissions in the same period that the revenue is recognized. These costs are recorded within operating expenses. The Company does not disclose the value of unsatisfied performance obligations for contracts with an unexpected length of one year or less.

Advertising Costs — Advertising costs are expensed as incurred. Advertising expenses, included in general and administrative expenses in the statements of operations, were $249,800 and $265,500 for the years ended February 28, 2026 and February 28, 2025, respectively.

Shipping and Handling Costs — We classify shipping and handling costs as operating and selling expenses in the statements of operations. Shipping and handling costs include postage, freight, handling costs, as well as shipping materials and supplies. These costs were $2,809,500 and $4,574,200 for the years ended February 28, 2026 and February 28, 2025, respectively.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Share-Based Compensation — We account for share-based compensation whereby share-based payment transactions with employees, such as stock options and restricted stock, are measured at estimated fair value at the date of grant. For awards subject to service conditions, compensation expense is recognized over the vesting period on a straight-line basis. Awards subject to performance conditions are attributed separately for each vesting tranche of the award and are recognized ratably from the service inception date to the vesting date for each tranche. Forfeitures are recognized when they occur.

Earnings per Share — Basic earnings (loss) per share ("EPS") is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted EPS is based on the combined weighted average number of common shares outstanding and dilutive potential common shares issuable which include, where appropriate, the assumed exercise of options and the assumed vesting of granted restricted share awards. In computing Diluted EPS, we have utilized the treasury stock method.

The computation of weighted average common and common equivalent shares used in the calculation of basic and diluted EPS is shown below:

	Year Ended February 28,	
	2026	2025
Earnings (loss) per share:		
Net earnings (loss) applicable to common shareholders.	$ 2,325,200	$ (5,263,600)
Weighted average shares outstanding:		
Basic	8,563,491	8,348,971
Diluted.	8,563,491	8,348,971
Earnings (loss) per share:		
Basic	$ 0.27	$ (0.63)
Diluted.	$ 0.27	$ (0.63)

As shown in the table below, the following shares have not been included in the calculation of diluted earnings (loss) per share as they would be anti-dilutive to the calculation above:

	Year Ended February 28,	
	2026	2025
Weighted average shares:		
Issued unvested restricted stock and assumed shares issuable under granted unvested restricted stock awards	—	139,249

New Accounting Pronouncements — The Financial Accounting Standards Board ("FASB") periodically issues new accounting standards in a continuing effort to improve standards of financial accounting and reporting. We have reviewed the recently issued pronouncements and concluded the following new accounting standard updates ("ASU") apply to us:

New Accounting Standards or Updates Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*, which provides qualitative and quantitative updates to the rate reconciliation and income taxes paid disclosures, among others, in order to enhance the transparency of income tax disclosures, including consistent categories and greater disaggregation of information in the rate reconciliation and disaggregation by jurisdiction of income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied prospectively; however, retrospective application is also permitted. This ASU is effective for our Form 10-K for fiscal 2026 and the Company has applied the application on a prospective basis. Refer to Note 9.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In July 2025, the FASB issued Accounting Standards Update 2025-05 — Financial Instruments — Credit Losses (Topic ASC 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this ASU provide entities with a practical expedient they may elect to use when developing an estimate of expected credit losses on current accounts receivable and current contract asset balances arising from transactions accounted for under Topic ASC 606 — Revenue from Contracts with Customers. Under this practical expedient, entities may elect to assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments in ASU 2025-05 become effective for fiscal years and for interim periods beginning after December 15, 2025, and early adoption is permitted. This ASU is effective for our Form 10-K for fiscal 2027, but the Company has chosen to early adopt the ASU as of February 28, 2026 and applied the changes prospectively. The adoption of this ASU did not have a material effect to the measurement of credit losses.

New Accounting Standards or Updates Not Yet Adopted

In December 2025, the FASB issued ASU 2025-12, Codification Improvements ("ASU 2025-12"). ASU 2025-12 addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. We are currently evaluating the impact this ASU may have on our financial statement disclosures.

In December 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2025-11, Interim Reporting (Topic 270) Improvements to Interim Disclosure Requirements. The standard clarifies disclosure requirements for interim financial statements and is effective for interim periods beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact this ASU may have on our financial statement disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software ("ASU 2025-06"), which requires software capitalization to begin when both of the following occur: (1) management has authorized and committed to funding the software project; and (2) it is probable that the project will be completed and the software will be used to perform the function intended. For public entities, the provisions within ASU 2025-06 are effective for the first annual and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The provisions within ASU 2025-06 allow for a prospective, modified, or retrospective transition approach. The Company is currently evaluating this ASU to determine its impact on the Company's financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): *Disaggregation of Income Statement Expenses*, which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. The new disclosure requirements are effective for the Company's annual periods beginning March 1, 2027, and interim periods beginning March 1, 2028, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the ASU to determine its impact on the Company's financial statements and disclosures.

2. CASH

The table below reconciles cash, cash equivalents, and restricted cash as reported in the balance sheet to the total of the same amounts shown in the statements of cash flows:

	February 28,	
	2026	**2025**
Cash and cash equivalents.	$ 1,118,400	$ 428,400
Restricted cash	222,000	548,100
Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	$ 1,340,400	$ 976,500

The Company has contracted with Nexio and PayPal, Inc., third-party merchant service processors, to capture Visa, Discover, Mastercard and PayPal payments from customers. Approximately 90% of all payments received by the Company are channeled through these processors. These processors hold cash payments received from customers in reserve for a specified number of days to offset any potential chargebacks. The Company also has a short-term certificate of deposit with the Company's bank as collateral for business credit card use. The Company has classified the cash held in reserves by Nexio and PayPal and the restricted certificate of deposit as restricted cash.

3. ASSETS HELD FOR SALE

The assets held for sale on the balance sheet at February 28, 2025, totaling $19,277,000 consisted of disassembled equipment, the Hilti Complex and approximately 17 acres of excess land. The assets held for sale at February 28, 2026, totaling $563,600 consists of disassembled equipment. The Company records assets held for sale at the lower of their carrying value or fair value less costs to sell.

Hilti Complex

During the third quarter of fiscal 2024, the Company listed its real estate property located at 5402 S. 122nd E. Ave, Tulsa, Oklahoma 74146 for sale. The property consisted of approximately 402,000 square feet of office and warehouse space on 35-acres (the "Hilti Complex"), along with 17-acres of adjacent undeveloped land. The Company ceased recording depreciation on the assets upon meeting the held for sale criteria at the end of the third quarter of fiscal 2024.

On October 27, 2025, the Company completed the sale of the Hilti Complex to 10Mark 10K Industrial, LLC. The agreed upon sale price of the Hilti Complex per the executed Contract totaled $32,200,000. The net proceeds less than the carrying value of the assets held for sale resulted in a gain on sale of $12,243,700. Following the sale of the Hilti Complex, the 17 acres of excess land that was not part of the sale agreement, with a cost basis of $850,000, was reclassified from Assets held for Sale to land, as it is no longer listed for sale. The proceeds from the sale were utilized to pay off the Term Loans and Revolving Loan outstanding in the Credit Agreement with the Company's Bank. At closing, EDC assigned the existing third-party tenant leases to the Buyer and executed a separate Triple-Net Lease for its occupied space in the Hilti Complex.

Equipment

During the second quarter of fiscal year 2025, the Company entered into a triple-net lease agreement for approximately 111,000 square feet of available office and warehouse space in the Hilti Complex to a new tenant. To create space for this new tenant, the Company removed three production lines from the warehouse before July 31, 2024. As a result, in the second quarter of fiscal 2025, the Company made available and committed to sell the disassembled equipment with a net book value of $850,700. The Company is actively marketing the unused equipment using a national on-line auction house as of February 28, 2026. The Company is subject to the presentation and disclosure requirements since the equipment meets all the criteria and is classified as an "Asset Held for Sale." Once management

3. ASSETS HELD FOR SALE (cont.)

determined that the disassembled equipment met the criteria to be classified as held for sale, the Company ceased depreciation of the asset and reported it separately on the balance sheet, beginning in the second quarter of fiscal 2025. In the third quarter of fiscal 2026, the Company evaluated the carrying amount of the assets and the estimated fair values less costs to sell and recorded an impairment loss on the assets of $287,100.

4. INVENTORIES

Inventories consist of the following at:

	February 28,	
	2026	**2025**
Current:		
Product inventory	$ 17,771,000	$ 29,530,100
Inventory valuation allowance	(358,800)	(430,500)
Inventories net – current	$ 17,412,200	$ 29,099,600
Noncurrent:		
Product inventory	$ 21,056,700	$ 16,326,500
Inventory valuation allowance	(805,000)	(734,000)
Inventories net – noncurrent	$ 20,251,700	$ 15,592,500

Inventory in transit totaled $147,900 and $25,500 at February 28, 2026 and February 28, 2025, respectively.

Product inventory quantities in excess of what we expect will be sold within the normal operating cycle, based on 2 ½ years of anticipated sales, are included in noncurrent inventory.

5. BUSINESS CONCENTRATION

Significant portions of our inventory purchases are concentrated with an England-based publishing company, Usborne Publishing Limited ("Usborne"). During fiscal 2023, we entered into a new distribution agreement ("Agreement") with Usborne. The Agreement includes annual minimum purchase volumes along with specific payment terms and letter of credit requirements, which if not met offer Usborne the right to terminate the Agreement on less than 30 days' written notice. Should termination of the Agreement occur, the Company will be allowed to sell its remaining Usborne inventory for an agreed upon period, but not less than twelve months following the termination date. As of February 28, 2026, the Company did not meet the minimum purchase requirements and did not supply the letter of credit required under the Agreement, which offers Usborne the right to exercise their option to terminate the Agreement. Usborne has not notified the Company of termination of the Agreement. In addition, Usborne has refused to pay the $1.0 million volume rebate owed to the Company from purchases made during fiscal 2022. The Company is disputing the cancellation of the rebate but has not recognized any rebate due to its uncertainty. Additionally, under the terms in the Agreement, the Company no longer has the rights to distribute Usborne's products to retail customers through our Publishing division. As a result, the Company discontinued selling Usborne products to retail customers in the first quarter of fiscal 2024.

5. BUSINESS CONCENTRATION (cont.)

The following table summarizes Usborne product revenues, net of discounts, by division and inventory purchases by product type:

	Year Ended February 28,	
	2026	**2025**
Product revenues, net of discounts of Usborne products by division:		
PaperPie division.	$ 9,069,700	$ 12,282,100
% of total PaperPie Product revenues, net of discounts	49.7%	43.5%
Publishing division	—	—
% of total Publishing Product revenues, net of discounts	0.0%	0.0%
Total Product revenues, net of discounts of Usborne products.	$ 9,069,700	$ 12,282,100
Purchases received by product type:		
Usborne.	$ 567,900	$ 230,100
% of total purchases received	28.3%	9.3%
All other product types	1,436,800	2,243,200
% of total purchases received	71.7%	90.7%
Total purchases received	$ 2,004,700	$ 2,473,300

Total Usborne inventory owned by the Company and included in our balance sheets was $20,158,500 and $23,696,800 as of February 28, 2026 and February 28, 2025, respectively.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	February 28,	
	2026	**2025**
Land	$ 850,000	$ —
Machinery and equipment	10,191,200	10,224,600
Furniture and fixtures	124,000	124,000
Capitalized software	3,702,500	3,350,100
Molds and tooling	733,200	733,200
Capitalized software – in progress	25,800	—
Total property, plant and equipment	15,626,700	14,431,900
Less accumulated depreciation	(9,335,500)	(8,033,200)
Property, plant and equipment-net	$ 6,291,200	$ 6,398,700

7. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	February 28,	
	2026	**2025**
Accrued royalties	$ 137,300	$ 228,800
Accrued PaperPie incentives.	267,700	897,700
Accrued property tax	292,600	254,400
Sales tax payable.	193,600	237,200
Short-term note payable	—	407,300
Allowance for expected inventory returns	201,500	201,500
Other	334,800	301,400
Total other current liabilities.	$ 1,427,500	$ 2,528,300

8. OTHER INCOME

A summary of other income (expense) is shown below:

	Year Ended February 28,	
	2026	2025
Gain from sale of assets – net	$ 12,190,900	$ —
Rental income	1,939,000	2,274,900
Impairment on assets	(287,100)	(318,100)
Other, net	168,300	149,800
Total other income	$ 14,011,100	$ 2,109,000

9. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising our net deferred tax assets and liabilities are as follows:

	February 28,	
	2026	2025
Deferred tax assets:		
Allowance for credit losses	$ 29,600	$ 30,300
Inventory overhead capitalization	182,700	115,000
Inventory valuation allowance	96,900	116,200
Inventory valuation allowance – noncurrent	217,300	198,200
Allowance for sales returns	27,200	27,200
Research and development capitalization	—	457,600
Net operating loss carryforward[1]	109,300	1,141,200
Disallowed interest[2]	2,001,300	1,655,500
Accruals	12,100	136,500
Total deferred tax assets	2,676,400	3,877,700
Deferred tax liabilities:		
Property, plant, and equipment	(1,121,600)	(1,341,600)
Total deferred tax liabilities	(1,121,600)	(1,341,600)
Valuation allowance[3]	(1,554,800)	—
Net deferred tax assets	$ —	$ 2,536,100

(1) The Company's net operating loss ("NOL") carryforward was generated from losses incurred in fiscal 2025. The Company's NOL can be carried forward indefinitely but are limited to an 80% maximum offset of taxable income.

(2) The Company's disallowed interest was generated from interest expense that was not deductible for tax purposes due to a maximum allowable deduction of 30% of taxable income. The disallowed interest is carried forward to be deducted against future income, subject to the 30% limitation.

(3) In evaluating the need for a valuation allowance and the realizability of deferred tax assets, the Company utilized the framework contained in ASC 740, "Income Taxes," pursuant to which management analyzed all positive and negative evidence available at the balance sheet date to determine whether all or some portion of the deferred tax assets will not be realized. Under this guidance, a valuation allowance must be established for deferred tax assets when it is more likely than not that they will not be realized. In conclusion, management placed significant emphasis on guidance in ASC 740, which includes that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. Based upon available evidence, it was concluded on a more-likely-than-not basis that certain deferred tax assets were not realizable as of February 28, 2026. Accordingly, a valuation allowance has been recorded to offset these deferred tax assets.

9. INCOME TAXES (cont.)

The reconciliation of taxes at the federal statutory rate to our provision for income taxes for the year ended February 28, 2026 was as follows:

	February 28, 2026	
	Amount	**Percentage**
U.S. federal statutory income tax rate	$ 1,122,800	21.0%
Tax credits		
Research and development	(60,000)	(1.1)%
Nontaxable or nondeductible items	9,400	0.2%
U.S. state and local income taxes, net of federal benefit	326,500	6.1%
Changes in valuation allowance	1,554,800	29.1%
Other	68,100	1.2%
Effective tax rate	$ 3,021,600	56.5%

The components of income tax expense (benefit) are as follows:

	Year Ended February 28,	
	2026	**2025**
Current:		
Federal[1]	$ 187,800	$ —
State and local[1]	129,000	—
	316,800	—
Deferred:		
Federal	2,452,200	(1,439,500)
State and local	252,600	(151,900)
	2,704,800	(1,591,400)
Total income tax expense (benefit)	$ 3,021,600	$ (1,591,400)

(1)   The Company incurred losses in fiscal 2025, resulting in a net operating loss carryforward and reclassification from current to deferred.

The following reconciles our expected income tax rate to the U.S. federal statutory income tax rate:

	Year Ended February 28,	
	2026	**2025**
U.S. federal statutory income tax rate	21.0%	21.0%
U.S. state and local income taxes – net of federal benefit	6.1%	6.6%
Valuation allowance	29.1%	—%
Other	0.3%	(4.4)%
Total income tax expense	56.5%	23.2%

We file our tax returns in the U.S. and certain state jurisdictions in which we have nexus. We are no longer subject to income tax examinations by tax authorities for the fiscal years before 2020.

10. EMPLOYEE BENEFIT PLAN

The Company has created the Educational Development Corporation Employee 401(k) Plan ("EDC 401(k) Plan") as a benefit plan for employees offering retirement investment options as well as profit sharing with its employees, in the form of matching contributions. The EDC 401(k) Plan includes, as an investment option, the ability to purchase shares of the Company's stock which the Plan Administrator acquires directly from NASDAQ. This plan incorporates the provisions of Section 401(k) of the Internal Revenue Code that allow favorable tax treatments on investments. The EDC 401(k) Plan is available to all employees that meet specific age and length of service requirements. The Company's matching contributions are discretionary and approved at the annual meeting of the EDC 401(k) Plan's Trustees and Company's management. Matching contributions made to the Plan by the Company totaled $126,100 and $104,000 during the years ended February 28, 2026 and February 28, 2025, respectively.

11. LEASES

We have both lessee and lessor arrangements. Our lessee arrangements include six rental agreements where we have the exclusive use of dedicated office space in San Diego, California, Ogden, Utah, a warehouse space in Joplin, Missouri and three leases for office and warehouse space locally in Tulsa, Oklahoma, all of which qualify as operating leases under ASC 842. Our lessor arrangements include one rental agreement for warehouse and office space in Tulsa, Oklahoma, and qualify as operating leases under ASC 842.

In connection with the sale of the Hilti Complex, the Company leased back a portion of the Complex for office and warehouse space. The term of the lease is 10 years, and the initial lease rate is $8.00 per square foot, with 2.5% annual escalations. The Company also has two five-year renewal and extension options with 2.5% increases annually in the base rental rate of the preceding year. The Lease also includes triple-net terms, where the Company and other tenants will be responsible for utilities, insurance, property taxes, and regular maintenance.

Operating Leases — Lessee

We recognize an operating lease liability on the balance sheets for each lease based on the present value of remaining minimum fixed rental payments (which includes payments under any renewal option that we are reasonably certain to exercise), using a discount rate that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term. Expected payments in the next twelve months are classified as current operating lease liabilities. Payments in excess of twelve months are classified as long-term operating lease liabilities. We also recognize an operating lease right-of-use asset on the balance sheets, valued at the lease liability and adjusted for prepaid or accrued rent balances existing at the time of initial recognition. The operating lease liability and right-of-use assets are reduced over the term of the lease as payments are made and the assets are used.

	February 28,	
	2026	**2025**
Operating lease assets:		
Right-of-use assets	$ 6,716,100	$ 1,108,100
Operating lease liabilities:		
Current lease liabilities	$ 1,371,700	$ 697,000
Long-term lease liabilities	$ 5,344,400	$ 411,100
Weighted-average remaining lease term (months)	108.9	18.4
Weighted-average discount rate	6.36%	4.89%

11. LEASES (cont.)

Minimum fixed rental payments are recognized on a straight-line basis over the life of the lease as costs and expenses in our statements of operations. Variable and short-term rental payments are recognized as costs and expenses as they are incurred.

	Year Ended February 28,	
	2026	**2025**
Fixed lease costs	$ 1,018,400	$ 790,400

Future minimum rental payments under operating leases with initial terms greater than one year as of February 28, 2026, are as follows:

Years ending February 28	
2027	$ 1,311,500
2028	884,500
2029	906,600
2030	929,200
2031	952,500
Thereafter	4,766,500
Total future minimum rental payments	9,750,800
Less: imputed interest	(3,034,700)
Total operating lease liabilities	$ 6,716,100

Supplemental cash flow information related to leases is as follows:

	Year Ended February 28,	
	2026	**2025**
Operating cash flows – operating leases	$ 1,018,400	$ 790,400

	Year Ended February 28,	
	2026	**2025**
NONCASH TRANSACTIONS		
Lease assets obtained in exchange for new lease liabilities	$ 6,338,900	$ 282,800

The Company assesses its leases to determine whether it is reasonably certain that these renewal options will be exercised. In general, most of the office space outside of Tulsa, Oklahoma is associated with remote employees. Their continued employment determines the need for this space. Much of the warehouse space outside of the Hilti Complex is used to store non-current inventory. As the Company sells down excess inventory, less outside space will be needed, and any renewals will be for less space. The Company also considered the renewal options for the operating lease at the Hilti Complex and is not reasonably certain to exercise the renewal options. Accordingly, the renewal options are not included in the calculation of its right-of-use assets and lease liabilities, as the Company does not believe that it is reasonably certain that these renewal options will be exercised.

Operating Leases — Lessor

The Company also subleases some office and warehouse space in one of its leased facilities.

Future minimum payments receivable under operating leases was $52,700 to be received during the year-ended February 28, 2027.

11. LEASES (cont.)

The cost of the leased space was approximately $0 as of February 28, 2026, and $16,333,900 as of February 28, 2025, respectively. The accumulated depreciation associated with the leased assets was $0 and $3,906,700 as of February 28, 2026, and February 28, 2025, respectively. During the third quarter of fiscal 2024, the Company announced its plans to sell the Hilti Complex and reclassified the land and buildings from property, plant and equipment to assets held for sale. The leased space was included in this reclassification. During the third quarter of fiscal 2026, the Company completed the sale and leaseback of the Hilti Complex, which resulted in a net gain of $12,243,700.

12. DEBT

Debt consists of the following:

	February 28,	
	2026	**2025**
Line of credit.	$ —	$ 4,198,100
Floating rate term loan	$ —	$ 16,250,000
Fixed rate term loan	—	10,550,900
Total term debt	—	26,800,900
Less current portion	—	(26,685,500)
Less debt issue cost.	—	(115,400)
Long-term debt, net.	$ —	$ —

On August 9, 2022, the Company executed a Credit Agreement ("Loan Agreement") with BOKF, NA ("Bank of Oklahoma" or the "Lender"). The Loan Agreement established a fixed rate term loan in the principal amount of $15,000,000 (the "Fixed Rate Term Loan"), a floating rate term loan in the principal amount of $21,000,000 (the "Floating Rate Term Loan"; together with the Fixed Rate Term Loan, collectively, the "Term Loans"), and a revolving promissory note in the principal amount up to $15,000,000 (the "Revolving Loan" or "Line of Credit").

On April 16, 2025, the Company executed the Eighth Amendment to the Credit Agreement with the Lender. The amendment, effective April 4, 2025, increased the Revolving Loan interest rate on the effective date to SOFR + 6.00%, extended the maturity date of the Revolving Loan to July 11, 2025, and includes a required step down on the Revolving Loan to $4,500,000 million by May 31, 2025. The amendment also changed the maturity dates of the two term loans to September 19, 2025.

On August 12, 2025, Educational Development Corporation executed the Ninth Amendment to the Existing Credit Agreement with the Lender. The Amendment, effective July 11, 2025, extended the maturity date of the Revolving Loan to September 19, 2025, increased the Revolving Loan interest rate on the effective date to SOFR + 8.00% and added a 2% deferred interest rate to the Term loans and Revolving Loan.

The Company's credit agreement with its lender expired on September 19, 2025, with the balances of our Term Loans and the Revolving Loan unpaid.

On September 30, 2025, the Company received a Reservation of Rights notice from its lender outlining that events of default have occurred and are continuing due to our failure to pay in full in cash the unpaid balance of the Term Loans and Revolving Loan before the maturity date. The Lender did not waive the specified defaults and reserved all of its rights, powers, privileges and remedies under the credit agreement, the UCC, and applicable law. Under the credit agreement, the lender had the right, among other remedies listed, to demand payment or repossess and liquidate the Company's assets used as collateral for the loans. Under the terms of the credit agreement, an additional default interest rate of 2% was added to the existing interest rates defined in the credit agreement.

12. DEBT (cont.)

On October 27, 2025, upon the completion of the sale of the Hilti Complex, the Company repaid in full all outstanding indebtedness and terminated all commitments and obligations under its Credit Agreement dated August 9, 2022, between the Company and its Lender. The Company's payment, including interest, was approximately $30.0 million, which satisfied all of the Company's debt obligations with the Lender. The Company did not incur any early termination penalties because of the repayment of indebtedness or termination of the Amended and Restated Credit Agreement. Further, the Lender waived the additional 2% default interest charge associated with the Ninth Amendment. In connection with the repayment of outstanding indebtedness, the Company was released from all security interests, mortgages, liens and encumbrances under the Amended and Restated Credit Agreement with the Lender.

13. SHARE-BASED COMPENSATION

We account for share-based compensation whereby share-based payment transactions with employees, such as stock options and restricted stock, are measured at estimated fair value at the date of grant. For awards subject to service conditions, compensation expense is recognized over the vesting period on a straight-line basis. Awards subject to performance conditions are attributed separately for each vesting tranche of the award and are recognized ratably from the service inception date to the vesting date for each tranche. Forfeitures are recognized when they occur. The probability of restricted share awards granted with future performance conditions is evaluated at each reporting period and share awards are updated and compensation expense is adjusted based on updated information.

In July 2018, our shareholders approved the Company's 2019 Long-Term Incentive Plan ("2019 LTI Plan"). The 2019 LTI Plan established up to 600,000 shares of restricted stock available to be granted to certain members of management based on exceeding specified net revenues and pre-tax performance metrics during fiscal years 2019, 2020 or 2021. The Company exceeded all defined metrics during these fiscal years, and 600,000 shares were granted to members of management according to the Plan. The granted shares under the 2019 LTI Plan "cliff vest" after five years from the fiscal year that the defined metrics were exceeded. All remaining shares under the 2019 Long-Term Incentive Plan vested on February 28, 2025.

A summary of compensation expense recognized in connection with restricted share awards follows:

	Year Ended February 28,	
	2026	2025
Share-based compensation expense – net of forfeitures	$ —	$ 403,300

14. STOCK REPURCHASE PLAN

In April 2008, the Board of Directors authorized us to repurchase up to an additional 1,000,000 shares of our common stock under the plan initiated in 1998 ("amended 2008 plan"). On February 4, 2019, the Board of Directors replaced the amended 2008 plan with a new plan which authorized us to repurchase up to 800,000 shares of outstanding common stock in the open market or in privately negotiated transactions, and to utilize any derivative or similar instrument to effect share repurchase transactions (including without limitation, accelerated share repurchase contracts, equity forward transactions, equity swap transactions, floor transactions or other similar transactions or any combination of the foregoing transactions). This plan has no expiration date.

During fiscal year 2025, the Company purchased 400 shares of treasury stock under the amended 2008 plan. During fiscal year 2026, the Company purchased 87,837 shares of treasury stock for an average purchase price of $1.57 per share, totaling $137,900. The maximum number of shares that may be repurchased in the future is 288,156 as of February 28, 2026.

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended February 28, 2026 and February 28, 2025:

	Net Revenues	Gross Margin	Net Earnings (Loss)	Basic Earnings (Loss) Per Share	Diluted Earnings (Loss) Per Share
2026					
First quarter	$ 7,106,400	$ 4,137,100	$ (1,075,200)	$ (0.13)	$ (0.13)
Second quarter	4,621,100	2,688,100	(1,294,700)	(0.15)	(0.15)
Third quarter	7,007,800	4,309,700	7,802,100	0.91	0.91
Fourth quarter	4,178,300	2,469,400	(3,107,000)	(0.37)	(0.37)
Total year.	$ 22,913,600	$ 13,604,300	$ 2,325,200	$ 0.27	$ 0.27
2025					
First quarter	$ 9,993,400	$ 6,459,400	$ (1,279,000)	$ (0.15)	$ (0.15)
Second quarter	6,509,200	3,646,700	(1,803,400)	(0.22)	(0.22)
Third quarter	11,052,100	6,903,900	(835,700)	(0.10)	(0.10)
Fourth quarter	6,636,300	4,017,700	(1,345,500)	(0.16)	(0.16)
Total year.	$ 34,191,000	$ 21,027,700	$ (5,263,600)	$ (0.63)	$ (0.63)

16. BUSINESS SEGMENTS

We have two reportable segments: PaperPie and Publishing. These reportable segments are business units that offer different methods of distribution to different types of customers. They are managed separately based on the fundamental differences in their operations. Our PaperPie segment markets its products through a network of independent Brand Partners using a combination of internet sales, direct sales, home shows, and book fairs. Our Publishing segment markets its products to retail accounts, which include book, school supply, toy and gift stores, museums, trade and specialty wholesalers, through commissioned sales representatives, and our internal tele-sales group. See Note 5 for the impact of our updated Usborne distribution agreement on the Publishing segment.

The accounting policies for the segments are the same as those for the rest of the Company. We evaluate segment performance based on earnings before income taxes of the segments, which is defined as segment net revenues reduced by cost of sales and direct expenses. Direct expenses are composed of payroll, commissions, general and administrative, and operating and selling expenses. Corporate expenses, depreciation, interest expense, other income, and income taxes are not allocated to the segments but are listed in the "Other" row below. Corporate expenses include the executive department, accounting department, information services department, general office management, warehouse operations and building facilities management. Our assets and liabilities are not allocated on a segment basis. Separate financial information is regularly evaluated by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources. For the Company, the Chief Executive Officer is the CODM.

Information by industry segment for the years ended February 28, 2026 and February 28, 2025 is set forth below:

NET REVENUES

	Year Ended February 28,	
	2026	2025
Publishing	$ 3,568,900	$ 4,340,700
PaperPie	19,344,700	29,850,300
Total	$ 22,913,600	$ 34,191,000

16. BUSINESS SEGMENTS (cont.)

EARNINGS (LOSS) BEFORE INCOME TAXES

	Year Ended February 28,	
	2026	**2025**
Publishing	$ 747,800	$ 1,155,400
PaperPie	944,300	1,950,800
Other	3,654,700	(9,961,200)
Total	$ 5,346,800	$ (6,855,000)

Publishing Operating Results

The following table summarizes the operating results of the Publishing segment for the twelve months ended February 28:

	Year Ended February 28,	
	2026	**2025**
Net revenues	$ 3,568,900	$ 4,340,700
Cost of goods sold	1,546,200	1,757,300
Gross margin	2,022,700	2,583,400
Operating expenses		
Operating and selling	281,300	424,300
Sales commissions	93,700	97,700
General and administrative	899,900	906,000
Total operating expenses	1,274,900	1,428,000
Operating income	$ 747,800	$ 1,155,400

PaperPie Operating Results

The following table summarizes the operating results of the PaperPie segment for the twelve months ended February 28:

	Year Ended February 28,	
	2026	**2025**
Net revenues	$ 19,344,700	$ 29,850,300
Cost of goods sold	7,763,100	11,406,000
Gross margin	11,581,600	18,444,300
Operating expenses		
Operating and selling	2,598,700	4,575,400
Sales commissions	6,305,500	9,998,800
General and administrative	1,733,100	1,919,300
Total operating expenses	10,637,300	16,493,500
Operating income	$ 944,300	$ 1,950,800

16. BUSINESS SEGMENTS (cont.)

Information for the Other segment above for the years ended February 28, 2026 and February 28, 2025 is set forth below:

OTHER NON-SEGMENT EARNINGS (LOSS) BEFORE INCOME TAXES

| | Year Ended February 28, | |
	2026	2025
Operating and selling:		
Freight	$ 447,000	$ 668,500
Computer support	135,400	83,400
Operating and selling total	582,400	751,900
General and administrative:		
Payroll	4,029,700	4,672,600
Depreciation	1,086,100	1,358,600
Building and warehouse rents.	1,162,200	830,900
Outside services	394,600	458,000
Property taxes	210,700	370,300
Dues and subscriptions	256,000	260,200
Property insurance	255,800	242,200
Professional service fees.	233,400	238,000
Other	666,600	699,100
General and administrative total	8,295,100	9,129,900
Interest expense.	1,478,900	2,188,400
Gain from sale of assets – net	(12,190,900)	—
Other income.	(1,820,200)	(2,109,000)
Total other non-segment (earnings) loss before income taxes	$ (3,654,700)	$ 9,961,200

17. INTEREST RATE EXCHANGE AGREEMENT

The Company maintains an interest-rate risk-management strategy that uses interest-rate swap instruments to minimize significant, unanticipated earnings fluctuations caused by interest-rate volatility. The Company's specific goal is to lower the cost of its borrowed funds, when possible.

On June 5, 2023, the Company entered into a receive-variable (based on 30-Day SOFR)/pay-fixed interest-rate swap agreement related to $18,000,000 of our $21,000,000 Floating Rate Term Loan. This swap is utilized to manage interest-rate exposure over the period of the interest-rate swap and is designated as a highly effective cash-flow hedge. The differential to be paid or received on the swap agreement is accrued as interest rates change and is recognized in interest expense over the life of the agreement. The swap agreement offsets a corresponding portion of the amortizing $21,000,000 Floating Rate Term Loan, which expires on May 30, 2025, and has effectively fixed the interest rate on the offsetting, outstanding balance of the $21,000,000 Floating Rate Term Loan at 6.48%. The notional amount of the swap and the offsetting, outstanding portion of the term loan was $11,250,000 on February 28, 2025. The interest-rate swap contains no credit-risk-related contingent features and is cross-collateralized by all assets of the Company. The sell of the Hilti Complex enabled the company to repay all the debt in October 2026.

The effective portion of the unrealized gain or loss on this interest-rate swap is reported as a component of other comprehensive income ("OCI") and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the interest rate swap representing amounts excluded from the assessment of hedge effectiveness are recognized in the current earnings.

17. INTEREST RATE EXCHANGE AGREEMENT (cont.)

The fair value of the interest rate swap is included in the following caption on the balance sheets as follows:

	February 28, 2026	February 28, 2025
Other current liabilities	$ —	$ 15,400

18. FINANCIAL INSTRUMENTS

The following methods and assumptions are used in estimating the fair-value disclosures for financial instruments:

— The carrying amounts reported on the balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term maturity of these instruments.

— The estimated fair value of our assets held for sale was $563,600 as of February 28, 2026, and $37,000,000 February 28, 2025, respectively.

— The estimated fair value of our term notes payable is estimated by management to approximate $0 and $26,507,100 as of February 28, 2026 and February 28, 2025, respectively. Management's estimates are based on the obligations' characteristics, including floating interest rate, maturity, and collateral.

19. DEFERRED REVENUES

The Company's PaperPie division receives payments on orders in advance of shipment. Any payments received prior to the end of the period that were not shipped as of February 28, 2026 or February 28, 2025 are recorded as deferred revenues on the balance sheets. We received approximately $320,500 and $491,800 as of February 28, 2026 and February 28, 2025, respectively, in payments for sales orders which were, or will be, shipped out subsequent to the end of the period.

20. SUBSEQUENT EVENTS

In March 2026, the Company executed a new credit agreement with Regent Bank (the Lender). The loan agreement establishes a revolving promissory note in the principal amount up to $2,000,000. Interest shall be calculated each month on the outstanding borrowings. The credit agreement was secured by the assets of the Company including accounts receivable, inventory, equipment and excess land. As an additional inducement to enter into the loan agreement, the Lender required the personal guarantee of Craig White, President and Chief Executive Officer of the Company.

Directors

Dr. Kara Gae Neal
Former Director, School of Urban Education
The University of Tulsa

Amy N. Emerson
Pediatrician
Reach Out and Read advocate

Steven G. Hooser
Partner and President at Three Part Advisors
Chairman of the Board of the CFA Society
Dallas-Fort Worth

Bradley V. Stoots
Retired-Office Managing Partner
Grant Thornton, LLP

Craig M. White
President, Chief Executive Officer
and Chairman of the Board
Educational Development Corporation

Officers

Craig M. White
President, Chief Executive Officer
and Chairman of the Board

Dan E. O'Keefe
Chief Financial Officer

Heather N. Cobb
Chief Sales & Marketing Officer

Corporate Data

Notice of Annual Meeting
July 8, 2026, 10:00 a.m. (CST)
Educational Development Corporation
Executive Conference Room
5402 S. 122nd East Avenue
Tulsa, Oklahoma 74146

Form 10-K
Educational Development Corporation's
Form 10-K filed with the Securities and
Exchange Commission is available upon
request. Write to:

   Craig M. White, President
   Educational Development Corporation
   5402 S. 122nd East Avenue
   Tulsa, Oklahoma 74146

Transfer Agent
Equinity Trust Company
Brooklyn, New York

Auditors
HoganTaylor LLP
Tulsa, Oklahoma

Corporate Offices
Educational Development Corporation
5402 S. 122nd East Avenue
Tulsa, Oklahoma 74146-2230
Phone 918.622.4522
Fax 918.665.7919
www.edcpub.com



About our products



Kane Miller EDC PUBLISHING

Since 1984, Kane Miller Books has specialized in award-winning children's books from around the world. Our books bring the children of the world closer to each other, sharing stories and ideas, while exploring cultural differences and similarities.

We respect our readers. We believe they deserve the best art, the best writing, and the best science available. We believe they deserve to have their questions answered, their feelings validated, and their agency nurtured. We also respect the idea, or the concept, of childhood: that it is a time for absorbing and learning, for figuring out the world and one's place in it. We believe the imagination, humor, sense of adventure, and joyousness of childhood are valuable and worth protecting and enriching.

We publish what's important to children. That means what's important to them inside and out, near and far, real and imagined. That means fiction and fantasy, imagination and creativity, and science and tools for learning. We believe that books are a way to travel the world, and the best way to experiment - with ideas, with thoughts, with feelings, and with belonging (or not belonging). We believe in creating spaces and communities around books and literacy and children that are sustainable and healthy, necessary, and meaningful.



Learning Wrap-ups Self-correcting

Since 1983, Learning Wrap-ups products have provided hands-on learning to assist with the mastery of critical math and reading skills. With their patented self-correcting features, our unique games make learning fun through the utilization of all learning senses, and by providing measurable progress.

Learning Wrap-ups have become a staple for helping children learn basic math and other critical educational skills and can be found in schools all over the world. Especially popular with homeschooling families, our products can be used with any curriculum and allow students to learn individually with minimal supervision.



SMART LAB

Since 2004, SmartLab Toys has been a leading designer of educational toys for children ages six through fourteen. Our brain-building content inspires the imagination through exhilarating experiments and creative learning.

At SmartLab Toys, we believe children learn best through hands-on exploration and discovery. We deliver those experiences by creating inventive toys packaged with engaging editorial content, interactive activities, and solid science.

We know the best toys allow children to add their individual insights, problem-solving skills, divergent thinking, and perseverance to their play. That's why our toys allow for open-ended experimentation and repeat play. From chemistry to electronics to human anatomy to architecture, our full range of STEAM toys offers playful learning experiences to delight and amaze any child. Each of our STEAM toys stands out in the industry by including a kid-friendly illustrated book or booklet that provides a wealth of information on the given topic. We're committed to helping young minds experience wonder, test the unknown, and increase their understanding of the world through hands-on exploration and informative editorial content.

At SmartLab Toys, we make science fun!





ULTIMATE
SQUISHY
HUMAN BODY
TINY
CIRCUITS!
FORENSIC SCIENCE
300 PIECES
Amazing WOMEN
1,000 ANIMALS
USBORNE
TIME TRAVELER
Lift-the-flap
First Math

USBORNE

Usborne has been making compelling books for children of all ages for over 50 years. From activity books to page-turning series, internet-linked science and history encyclopedias to favorite bedtime stories, the goal is to create books that encourage play, make knowledge irresistible, expand horizons and spark curiosity!

Educational Development Corporation

5402 South 122nd East Ave.
Tulsa, OK 74146-2230

Listed on Nasdaq

